Exhibit 99.2

Unaudited Interim Report

for the six-month period

ended 30 June 2025

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, our reported revenue was 59.8 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Bush InBev’s 2024 audited consolidated financial statements and with the unaudited condensed consolidated interim financial statements as at 30 June 2025.

In the rest of this document, we refer to Anheuser-Busch InBev as “AB InBev”, “the company”, “we”, “us” or “our”. These unaudited condensed consolidated interim financial statements are reported in millions, indicated as “m”, unless stated otherwise.

Selected financial figures

To facilitate the understanding of our underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business.

The tables in this management report provide the segment information per region for the period ended 30 June 2025 and 2024 in the format up to Normalized EBIT level that is used by management to monitor performance.

Since 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, effective tax rate) before non-underlying items. Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The table below sets out the components of our operating income and operating expenses.

For the six-month period ended 30 June Million US dollar	2025	%	2024	%

Revenue¹	28 632	100%	29 880	100%
Cost of sales	(12 602)	44%	(13 419)	45%
Gross profit	16 029	56%	16 461	55%

SG&A	(8 812)	31%	(9 248)	31%
Other operating income/(expense)	383	1%	334	1%
Normalized profit from operations (Normalized EBIT)	7 601	27%	7 547	25%

Non-underlying items	(94)	-	(119)	-
Profit from operations (EBIT)	7 506	26%	7 428	25%

Depreciation, amortization and impairment	2 555	9%	2 741	9%
Non-underlying impairment	26	-	-	-
EBITDA	10 087	35%	10 170	34%

Normalized EBITDA	10 156	35%	10 288	34%
Underlying profit	3 556	12%	3 320	11%
Profit attributable to equity holders of AB InBev	3 824	13%	2 564	9%

The table below sets out the components of our key cash flow figures.

For the six-month period ended 30 June Million US dollar	2025	2024
Operating activities
Profit	4 568	3 236
Interest, taxes and non-cash items included in profit	5 736	7 588
Cash flow from operating activities before changes in working capital and use of provisions	10 304	10 824

Change in working capital	(3 655)	(4 170)
Pension contributions and use of provisions	(278)	(251)
Interest and taxes (paid)/received	(3 801)	(3 958)
Dividends received	135	123
Cash flow from operating activities	2 704	2 568

Investing activities
Net capex	(1 350)	(1 684)
Sale/(acquisition) of subsidiaries, net of cash	(4)	(19)
Net proceeds from sale / (acquisition) of other assets	47	(29)
Cash flow from / (used in) investing activities	(1 306)	(1 732)

Financing activities
Net (repayments of) / proceeds from borrowings	68	1 124
Dividends paid	(3 147)	(2 142)
Share buyback	(1 901)	(838)
Payment of lease liabilities	(354)	(406)
Derivative financial instruments	114	(172)
Sale/(acquisition) of non-controlling interests	(314)	(414)
Other financing cash flows	(303)	(465)
Cash flow from / (used in) financing activities	(5 837)	(3 313)

Net increase / (decrease) in cash and cash equivalents	(4 438)	(2 476)

[1]	Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customer.

Financial performance

We are presenting our results under five regions: North America, Middle Americas, South America, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the periods ended 30 June 2025 and 2024 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of our performance for the periods ended 30 June 2025 and 2024 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

Since 2024, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes.

AB InBev Worldwide	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	285 837	(498)	-	(5 724)	279 615	(2.0)%
Revenue	29 880	(131)	(1 786)	669	28 632	2.3%
Cost of sales	(13 419)	(39)	770	87	(12 602)	0.7%
Gross profit	16 461	(170)	(1 016)	755	16 029	4.6%
SG&A	(9 248)	(19)	510	(55)	(8 812)	(0.6)%
Other operating income/(expenses)	334	13	(33)	69	383	20.8%
Normalized EBIT	7 547	(176)	(539)	769	7 601	10.3%
Normalized EBITDA	10 288	(174)	(691)	733	10 156	7.2%
Normalized EBITDA margin	34.4%				35.5%	166bps

In the first six months of 2025, our normalized EBITDA increased 7.2% with a margin expansion of 166bps to 35.5%.

Consolidated volumes declined by 2.0% with beer volumes down 2.3% and non-beer volumes flat in the first six months of 2025. Volume was impacted by soft industries and performance in China and Brazil.

Consolidated revenue grew by 2.3% to 28 632m US dollar driven by revenue per hectoliter growth of 4.3%, as a result of disciplined revenue management choices and ongoing premiumization. Combined revenue of our megabrands grew by 5.2%, led by Corona.

Consolidated cost of sales decreased by 0.7%, and increased by 1.4% on a per hectoliter basis, driven by modest production cost headwinds.

Consolidated selling, general and administrative expenses (“SG&A”) increased 0.6% as we increased our sales and marketing investments.

VOLUMES

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks, spirits-based beverages and energy drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export business, which includes our global headquarters and the export businesses which have not been allocated to our regions, are shown separately.

The table below summarizes the volume evolution per region and the related comments are based on organic numbers.

Thousand hectoliters	2024	Scope	Organic Growth	2025	Organic Growth
North America	43 992	(474)	(1 299)	42 218	(3.0)%
Middle Americas	74 072	-	(169)	73 903	(0.2)%
South America	76 315	-	(1 226)	75 089	(1.6)%
EMEA	44 882	77	(35)	44 924	(0.1)%
Asia Pacific	46 444	(93)	(2 987)	43 365	(6.4)%
Global Export and Holding Companies	132	(9)	(7)	116	(5.7)%
AB InBev Worldwide	285 837	(498)	(5 724)	279 615	(2.0)%

North America

Our volumes decreased by 3.0%.

•

United States: our sales-to-retailers (“STRs”) decreased by 3.5%, estimated to have outperformed the industry, and our sales-to-wholesalers (“STWs”) declined by 3.2%. We expect our STRs and STWs to converge on a full year basis. Increased investment and consistent execution drove our momentum with our portfolio continuing to gain market share of the beer industry. Our beer portfolio was led by Michelob Ultra and Busch Light which were the #1 and #2 volume share gainers in the industry, according to Circana. We are the leaders in no-alcohol beer, with our portfolio growing volumes in the high-twenties, as we are leading the industry in innovation with Michelob Ultra Zero and Busch Light Apple, the top 2 innovations in the beer industry year-to-date. In Beyond Beer, our spirits-based RTD portfolio delivered low-twenties volume growth, led by Cutwater and Nütrl.

•

Canada: our volumes decreased by low-single digits, outperforming a soft industry according to our estimates. Our performance was led by Michelob Ultra, Busch and Corona which were estimated to be three of the top five volume share gainers in the industry.

Middle Americas

Our volumes decreased by 0.2%.

•

Mexico: our volumes increased by low-single digits. We are leading the growth in no-alcohol beer with Corona Cero growing volume by strong double-digits and now the #1 no-alcohol beer brand in the country, according to Nielsen. We continued to progress our digital initiatives, with BEES Marketplace growing gross merchandise value (“GMV”) by 36% compared to the first half of 2024 and our digital DTC platform, TaDa Delivery, fulfilling more than 2.2 million orders, a 12% increase compared to the first half of 2024.

•	Colombia: our volumes increased by low-single digits. Our above core beer brands led our performance, delivering mid-single digit volume growth and driving record high first half beer volumes.

•	Peru: our volumes increased by low-single digits, as the beer industry returned to growth in the second quarter of 2025 supported by normalized weather and Easter shipment phasing.

•	Ecuador: our volumes decreased by low-single digits.

South America

Our volumes decreased by 1.6%.

•

Brazil: our volumes declined by 2.4% with beer volumes declining by 4.0% and non-beer volumes increasing by 1.9%. Our premium and super premium beer brands led our performance in the first half of 2025, delivering high-teens volume growth, driven by Corona, Stella Artois and Original. Our portfolio of balanced choices drove incremental growth with volumes of our no-alcohol beer brands increasing by mid-twenties, led by Brahma 0.0 and Corona Cero, and Stella Artois Gluten Free more than doubling during the second quarter of 2025. We continue to invest to increase the brand power of our portfolio, mainstream volumes however declined in the second quarter of 2025, impacted by a soft industry. Non-beer performance was driven by our low- and no-sugar portfolio, which grew volumes in the mid-twenties. We continued to progress our digital initiatives, with BEES Marketplace GMV growing 72% compared to the first half of 2024, and our digital DTC platform, Zé Delivery, reaching 5.3 million monthly active users.

•

Argentina: our volumes decreased by low-single digits with volumes trends improving in the second quarter compared to the first quarter of 2025. Beer volumes declined by low-single digits as the industry returned to growth during the second quarter of 2025, despite overall consumer demand continuing to be impacted by inflationary pressures.

EMEA

Our volumes decreased by 0.1%.

•

Europe: our volumes declined by low-single digits, estimated to have outperformed the industry in 5 of our 6 key markets. Industry volumes in our footprint were estimated to be flattish in the second quarter of 2025, an improvement compared to prior quarter, with beer gaining share of total alcohol. We continued to premiumize our portfolio. Our performance was driven by our megabrands, led by Corona, which grew volume by high-single digits, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments. Our no-alcohol beer portfolio grew volumes by mid-twenties, led by Corona Cero which delivered strong double-digit volume growth. In the United Kingdom, as of January 2025, we have strengthened our portfolio with the addition of the San Miguel brand.

•

South Africa: our volumes grew by low-single digits, estimated to have outperformed the industry in both beer and Beyond Beer. Our performance was led by our premium and super premium beer brands, which grew volumes by low-teens driven by Corona and Stella Artois, and the continued resilience of our core brands which experienced a slight decline in volumes. In Beyond Beer, our portfolio grew volumes by mid-single digits.

•

Africa excluding South Africa: in Nigeria, beer volumes declined by high-single digits, impacted by a soft industry. In our other markets in Africa, we grew volume in aggregate by low-single digits, driven by Tanzania and Mozambique.

Asia Pacific

Our volumes decreased by 6.4%.

•

China: our volumes declined by 8.2%, underperforming the industry according to our estimates, with our performance impacted by continued weakness in our key regions and channels. We remain focused on executing our strategy, centered on premiumization, channel and geographic expansion, and digital transformation. We continued to strengthen our execution in the in-home channel, increasing our marketing investments and accelerating our channel expansion. Our marketing activations included Chinese New Year activations and updated brand imagery for Budweiser, a new integrated campaign for Harbin Zero Sugar with the NBA and a new integrated campaign for Budweiser with the FIFA Club World Cup and updated brand imagery for Harbin. The BEES platform is present in more than 320 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.

•	South Korea: our volumes remained flat.

OPERATING ACTIVITIES BY REGION

The tables below summarize the performance of each region for the period ended 30 June 2025 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB InBev Worldwide	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	285 837	(498)	-	(5 724)	279 615	(2.0)%
Revenue	29 880	(131)	(1 786)	669	28 632	2.3%
Cost of sales	(13 419)	(39)	770	87	(12 602)	0.7%
Gross profit	16 461	(170)	(1 016)	755	16 029	4.6%
SG&A	(9 248)	(19)	510	(55)	(8 812)	(0.6)%
Other operating income/(expenses)	334	13	(33)	69	383	20.8%
Normalized EBIT	7 547	(176)	(539)	769	7 601	10.3%
Normalized EBITDA	10 288	(174)	(691)	733	10 156	7.2%
Normalized EBITDA margin	34.4%				35.5%	166bps

North America	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	43 992	(474)	-	(1 299)	42 218	(3.0)%
Revenue	7 457	(126)	(38)	(85)	7 208	(1.2)%
Cost of sales	(3 150)	91	13	100	(2 947)	3.3%
Gross profit	4 307	(35)	(25)	14	4 261	0.3%
SG&A	(2 186)	(8)	14	7	(2 174)	0.3%
Other operating income/(expenses)	(8)	-	1	31	23	-
Normalized EBIT	2 112	(43)	(10)	51	2 110	2.5%
Normalized EBITDA	2 464	(43)	(12)	50	2 459	2.0%
Normalized EBITDA margin	33.0%				34.1%	108bps

Middle Americas	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	74 072	-	-	(169)	73 903	(0.2)%
Revenue	8 574	(25)	(799)	374	8 124	4.4%
Cost of sales	(3 179)	(30)	273	70	(2 866)	2.2%
Gross profit	5 395	(55)	(526)	444	5 258	8.3%
SG&A	(2 065)	16	192	(42)	(1 898)	(2.1)%
Other operating income/(expenses)	23	-	(2)	(7)	14	(31.2)%
Normalized EBIT	3 353	(38)	(336)	395	3 374	11.9%
Normalized EBITDA	4 105	(38)	(404)	344	4 007	8.4%
Normalized EBITDA margin	47.9%				49.3%	186bps

South America	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	76 315	-	-	(1 226)	75 089	(1.6)%
Revenue	6 018	13	(900)	375	5 507	6.2%
Cost of sales	(3 013)	(99)	461	(113)	(2 764)	(3.7)%
Gross profit	3 005	(86)	(438)	262	2 743	8.7%
SG&A	(1 917)	(26)	287	(57)	(1 712)	(2.9)%
Other operating income/(expenses)	215	3	(30)	14	201	6.9%
Normalized EBIT	1 304	(109)	(181)	219	1 233	17.2%
Normalized EBITDA	1 834	(106)	(262)	233	1 699	12.9%
Normalized EBITDA margin	30.5%				30.9%	188bps

EMEA	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	44 882	77	-	(35)	44 924	(0.1)%
Revenue	4 228	1	16	209	4 454	5.0%
Cost of sales	(2 215)	13	(5)	(72)	(2 280)	(3.3)%
Gross profit	2 014	14	11	136	2 174	6.8%
SG&A	(1 305)	(37)	(9)	(20)	(1 371)	(1.5)%
Other operating income/(expenses)	79	11	0	11	101	12.5%
Normalized EBIT	787	(13)	2	128	904	16.5%
Normalized EBITDA	1 290	(13)	5	142	1 424	11.1%
Normalized EBITDA margin	30.5%				32.0%	177bps

Asia Pacific	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	46 444	(93)	-	(2 987)	43 365	(6.4)%
Revenue	3 383	(7)	(65)	(203)	3 108	(6.0)%
Cost of sales	(1 583)	(9)	29	108	(1 456)	6.8%
Gross profit	1 800	(16)	(37)	(95)	1 652	(5.3)%
SG&A	(994)	(2)	21	35	(941)	3.5%
Other operating income/(expenses)	56	0	(0)	(15)	41	(26.7)%
Normalized EBIT	861	(18)	(16)	(75)	752	(8.8)%
Normalized EBITDA	1 186	(18)	(21)	(90)	1 056	(7.7)%
Normalized EBITDA margin	35.0%				34.0%	(62)bps

Global Export and Holding Companies	HY24	Scope	Currency Translation	Organic Growth	HY25	Organic Growth
Volumes	132	(9)	-	(7)	116	(5.7)%
Revenue	221	12	0	(2)	231	(0.8)%
Cost of sales	(279)	(5)	(1)	(5)	(290)	(2.1)%
Gross profit	(59)	7	(1)	(7)	(59)	(10.1)%
SG&A	(781)	38	5	22	(716)	3.0%
Other operating income/(expenses)	(31)	0	(2)	35	2	-
Normalized EBIT	(870)	45	2	51	(773)	6.1%
Normalized EBITDA	(590)	45	2	54	(489)	9.9%

REVENUE

Our consolidated revenue grew by 2.3% to 28 632 m US dollar with revenue per hectoliter growth of 4.3% in the first six months of 2025, as a result of disciplined revenue management choices and ongoing premiumization.

COST OF SALES

Our cost of sales decreased by 0.7% and increased by 1.4% on a per hectoliter basis, driven by modest production cost headwinds.

OPERATING EXPENSES

Our total operating expenses decreased by 0.2% in the first six months of 2025, primarily driven by increased sales and marketing investments.

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Our normalized EBITDA increased by 7.2% to 10 156m US dollar, with a margin of 35.5%, representing an expansion of 166bps, driven by disciplined revenue management choices and ongoing premiumization, as well as production cost efficiencies and disciplined overhead management, contributing to growth in four of our five operating regions.

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by us to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to our equity holders: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Non-underlying share of results of associates, (v) Non-underlying net finance (income)/expense, (vi) Net finance expense, (vii) Non-underlying items above EBIT (including non-underlying impairment) and (viii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and our definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

For the six-month period ended 30 June Million US dollar	Notes	2025	2024

Profit attributable to equity holders of AB InBev		3 824	2 564
Non-controlling interest		744	672
Profit of the period		4 568	3 236
Income tax expense	9	1 404	1 546
Share of result of associates	13	(135)	(137)
Non-underlying share of results of associates	7 / 13	(9)	(104)
Net finance expense	8	2 046	2 357
Non-underlying net finance (income)/expense	8	(368)	530
Non-underlying items above EBIT (including non-underlying impairment)	7	94	119
Normalized EBIT		7 601	7 547
Depreciation, amortization and impairment (excluding non-underlying impairment)	10	2 555	2 741
Normalized EBITDA		10 156	10 288

Non-underlying items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-underlying items are disclosed in Note 7 Non-underlying items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on our financial statements. The following table1 set forth the percentage of our revenue and our normalized EBITDA realized by currency:

	Revenue		Normalized EBITDA
For the six-month period ended 30 June	2025	2024	2025	2024
US dollar	26.0%	25.5%	20.7%	20.7%
Brazilian real	14.1%	15.5%	12.9%	14.1%
Mexican peso	12.7%	13.7%	18.2%	19.8%
Chinese yuan	7.7%	8.2%	8.6%	9.6%
Euro	6.0%	5.7%	3.3%	2.6%
Colombian peso	5.0%	4.8%	6.7%	6.5%
South African rand	4.2%	3.9%	4.3%	4.2%
Peruvian sol	3.4%	3.1%	5.6%	5.1%
Canadian dollar	3.0%	3.0%	3.0%	3.0%
Argentine peso[2]	2.6%	2.7%	1.3%	1.8%
Dominican peso	2.1%	2.1%	3.5%	3.3%
Pound sterling	2.0%	2.0%	1.3%	1.2%
South Korean won	2.0%	2.0%	1.9%	2.1%
Other	9.0%	7.8%	8.6%	6.1%

[1]	Amended to conform to the 2025 presentation.
[2]	Hyperinflation accounting was adopted in 2018 to report the company’s Argentine operations.

PROFIT

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 3 556m US dollar in the first six months of 2025 (Underlying EPS 1.79 US dollar) as compared to 3 320m US dollar in the first six months of 2024 (Underlying EPS 1.66 US dollar) (see Note 16 Changes in equity and earnings per share for more details).

Profit attributable to our equity holders for the first six months of 2025 was 3 824m US dollar, compared to 2 564m US dollar for the first six months of 2024 and includes the following impacts:

•	Net finance expense (excluding non-underlying net finance items) was 2 046m US dollar in the first six months of 2025 compared to 2 357m US dollar in the first six months of 2024.

•

Non-underlying net finance income/(expense) was 368m US dollar income in the first six months of 2025 compared to 530m US dollar expense in the first six months of 2024. In the first six months of 2025, 339m US dollar gain resulted from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2024: 507m US dollar loss). In the first six months of 2025, we also reported 29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (30 June 2024: 43m US dollar gain).

•

Non-underlying share of results of associates was 9m US dollar in the first six months of 2025 compared to 104m US dollar in the first six months of 2024 from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

•

Non-underlying items impacting profit from operations were 94m US dollar of non-underlying expense (30 June 2024: 119m US dollar) comprising of 47m US dollar of restructuring expense (30 June 2024: 59m US dollar) and 47m US dollar of business and asset disposals expense (including impairment losses) (30 June 2024: 60m US dollar).

•

Income tax expense was 1 404m US dollar in the first six months of 2025 with an effective tax rate of 24.1% compared to 1 546m US dollar in the first six months of 2024 with an effective tax rate of 34.1%. The effective tax rate for the first six months of 2025 was positively impacted by the non-taxable gains from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the effective tax rate for the first six months of 2024 was negatively impacted by non-deductible losses from these derivatives. Furthermore, the first six months of 2024 effective tax rate includes (133)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions. The normalized effective tax rate was 25.6% in 2025 compared to 27.2% in 2024.

•	Profit attributable to non-controlling interest was 744m US dollar in the first six months of 2025 compared to 672m US dollar in the first six months of 2024.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2025	2024
Cash flow from operating activities	2 704	2 568
Cash flow from investing activities	(1 306)	(1 732)
Cash flow from financing activities	(5 837)	(3 313)
Net increase/(decrease) in cash and cash equivalents	(4 438)	(2 476)

Cash flow from operating activities

Million US dollar	2025	2024
Profit	4 568	3 236
Interest, taxes and non-cash items included in profit	5 736	7 588
Cash flow from operating activities before changes in working capital and use of provisions	10 304	10 824
Change in working capital	(3 655)	(4 170)
Pension contributions and use of provisions	(278)	(251)
Interest and taxes (paid)/received	(3 801)	(3 958)
Dividends received	135	123
Cash flow from operating activities	2 704	2 568

Our cash flow from operating activities reached 2 704m US dollar in the first six months of 2025 compared to 2 568m US dollar in the first six months of 2024. The increase was driven by changes in working capital for the first half of 2025 compared to the first half of 2024. Changes in working capital in the first half of 2025 and 2024 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

Cash flow from investing activities

Million US dollar	2025	2024
Net capex	(1 350)	(1 684)
Sale/(acquisition) of subsidiaries, net of cash	(4)	(19)
Proceeds from sale/(acquisition) of other assets	47	(29)
Cash flow from/(used in) investing activities	(1 306)	(1 732)

Our cash outflow from investing activities was 1 306m US dollar in the first six months of 2025 compared to a cash outflow of 1 732m US dollar in the first six months of 2024. The decrease in the cash outflow from investing activities was mainly due to lower net capital expenditures in 2025 compared to 2024.

Our net capital expenditures amounted to 1 350m US dollar in the first six months of 2025 and 1 684m US dollar in the first six months of 2024. Out of the total 2025 capital expenditures approximately 34% was used to improve the company’s production facilities while 51% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and for the purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2025	2024
Net (repayments of) / proceeds from borrowings	68	1 124
Dividends paid	(3 147)	(2 142)
Share buyback	(1 901)	(838)
Payment of lease liabilities	(354)	(406)
Derivative financial instruments	114	(172)
Sale/(acquisition) of non-controlling interests	(314)	(414)
Other financing cash flows	(303)	(465)
Cash flow from/(used in) financing activities	(5 837)	(3 313)

Our cash outflow from financing activities amounted to 5 837m US dollar in the first six months of 2025, as compared to a cash outflow of 3 313m US dollar in the first six months of 2024. The increase is primarily driven by the completion of our 2 billion USD share buyback program, higher dividends paid and lower debt issuance in 2025 compared to 2024.

As of 30 June 2025, we had total liquidity of 17.5 billion US dollar, which consisted of 7.4 billion US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts and 10.1 billion US dollar available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund the company’s operations.

CAPITAL RESOURCES AND EQUITY

Our net debt amounted to 68.1 billion US dollar as of 30 June 2025 as compared to 60.6 billion US dollar as of 31 December 2024.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by our management to highlight changes in the company’s overall liquidity position. We believe that net debt is meaningful for investors as it is one of the primary measures our management uses when evaluating our progress towards deleveraging toward our optimal net debt to normalized EBITDA ratio of around 2x.

Our net debt increased by 7.4 billion US dollar as of 30 June 2025 compared to 31 December 2024. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar increase of net debt), the payment for the share buybacks of AB InBev and Ambev (2.2 billion US dollar increase of net debt), dividend payments to shareholders of AB InBev and Ambev (3.1 billion US dollar increase of net debt) and foreign exchange impact on net debt (2.8 billion US dollar increase of net debt).

Net debt to normalized EBITDA increased from 2.89x for the 12-month period ending 31 December 2024 to 3.27x for the 12-month period ending 30 June 2025. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x and we will continue to proactively manage our debt portfolio.

Consolidated equity attributable to our equity holders as at 30 June 2025 was 80 671m US dollar, compared to 78 237m US dollar as at 31 December 2024. The net increase in equity results from the profit attributable to equity shareholders and the net foreign exchange gains on translation of foreign operations primarily related to the combined effect of the appreciation of the closing rates of the Mexican peso, the Colombian peso, the Peruvian sol, the Brazilian real and the South African rand, which resulted in a net foreign exchange translation adjustment of 2 694m US dollar as of 30 June 2025 (increase of equity).

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 17 Interest-bearing loans and borrowings and Note 19 Risks arising from financial instruments.

As of 30 June 2025, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a positive outlook, and the company’s credit rating from Moody’s Investors Service was A3 for long-term obligations and P-2 for short-term obligations, with a positive outlook.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence.

AB InBev’s business, financial condition and operating results have been and may continue to be negatively impacted by risks associated with global, regional and local economic weakness and uncertainty, including those resulting from an economic downturn, recession, foreign exchange, inflation, geopolitical instability, current and future global tariffs, increases in energy prices, public health crises, changes in government policies and/or increased interest rates. Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. Difficult macroeconomic conditions in AB InBev’s key markets have adversely affected the demand for AB InBev’s products in the past and may in the future have a material adverse effect on the demand for AB InBev’s products, which in turn could result in lower revenue and reduced profit. Reduced government spending and volatility in financial markets and foreign exchange rates may have the effect of further increasing economic uncertainty and eroding the purchasing power of consumers. The volatility of currencies around the world against the U.S. dollar may place significant pressure on the global economy and adverse translational currency effects could create volatility in AB InBev’s reported financial results. Adverse transactional currency effects could increase the cost of certain U.S. dollar-denominated products or services in terms of local currencies, which could erode the purchasing power of consumers in the countries in which AB InBev operates. Significant further deterioration in economic conditions may also cause AB InBev’s suppliers, distributors and other third-party partners to experience financial or operational difficulties that they cannot overcome, impairing their ability to satisfy their obligations to AB InBev, in which case AB InBev’s business and results of operations could be adversely affected.

A continuation or worsening of the levels of capital and credit market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the US dollar will affect its consolidated income statement and statement of financial position when the results of those operating companies are translated into US dollar for reporting purposes as translational exposures are not hedged. Additionally, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Furthermore, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

AB InBev’s business, financial performance and results of operations have been, and may continue to be, adversely affected by military conflicts and their related consequences. AB InBev’s business, financial performance and results of operations have been adversely affected by the ongoing conflict between Russia and Ukraine. In April 2022, AB InBev announced its decision to sell its non-controlling interest in the AB InBev Efes joint venture, de-recognized the investment and reported a 1.1 billion US dollar non-cash impairment charge in non-underlying share of results of associates as of 30 June 2022. In connection with the ongoing conflict between Russia and Ukraine, various governmental authorities, including in the E.U. and the U.S., have imposed sanctions and other restrictive measures against Russia, including export controls and restrictions on carrying out certain activities in Russia or in support of Russian businesses. As a result of the conflict and international reactions thereto, Russian authorities have also imposed various economic and financial restrictions, including currency controls and restrictions on transacting with non-Russian parties. The implementation or expansion of these sanctions, trade restrictions, export and currency controls and other restrictive measures, including the temporary management of the AB InBev Efes Russian operations announced via Russian presidential decree on 30 December 2024, have prevented AB InBev from divesting its non-controlling interest in the Russian businesses or from AB InBev Efes remitting cash from Russia to other jurisdictions. Any failure to comply with applicable sanctions and restrictions could subject AB InBev to regulatory penalties and reputational risk. AB InBev has announced that it has entered into an agreement by which Anadolu Efes will acquire AB InBev’s interest in the Russian business of AB InBev Efes, and AB InBev will acquire the interest of Anadolu Efes in the Ukraine business of AB InBev Efes. The transaction was subject to required regulatory and governmental approvals, which have not been received. There can be no assurances on the outcome of the transaction. These developments have had, and may continue to have, an adverse impact on the company’s business, financial performance and results of operations, and could result in damage to its reputation.

The broader geopolitical and economic impacts of the ongoing conflict between Russia and Ukraine and in the Middle East, including the conflict in the Red Sea, could have the effect of heightening other risks described herein, including, but not limited to, adverse effects on economic and political conditions in AB InBev’s key markets, further disruptions to global supply chains and increases in commodity and energy prices with follow-on global inflationary impacts, additional sanctions and restrictive measures, increased risk of cyber incidents or other disruptions to AB InBev’s information systems, which could materially and adversely affect AB InBev’s business and results of operations. The ultimate impact of these disruptions depends on events beyond AB InBev’s knowledge or control, including the scope and duration of the conflict and actions taken by parties other than AB InBev to respond to them, and cannot be predicted.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for its future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available or provided on attractive terms. Although AB InBev has decreased its level of debt in recent years, it could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), (v) limiting its ability to pay dividends or pursue other capital distributions to shareholders, and (vi) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. The company’s level of debt may also impact its decision or ability to pursue certain capital allocation priorities. While AB InBev aims to dynamically allocate its surplus free cash flow (remaining after investments in its business) to balance its leverage, return cash to shareholders (including by funding share repurchases) and pursue selective mergers and acquisitions, the company’s level of debt may restrict the amount of dividends it pays.

Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, an inability of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, could have a material adverse effect on its financial condition and results of operations.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations, including, but not limited to, currency controls and restrictions, accounting principles and illiquidity, inconvertibility or non-transferability of a specified currency. Certain of AB InBev’s subsidiaries, including Ambev, may be required to secure their performance of potential obligations under certain agreements and legal proceedings. If these subsidiaries experience difficulties in obtaining or renewing financial instruments required to secure their performance and AB InBev does not provide guarantees in respect of their obligations under such financial instruments, these subsidiaries may be required to pay higher fees, post additional collateral or use a substantial portion of their cash to secure such obligations, which may adversely affect their available cash flows and liquidity and AB InBev’s subsequent ability to receive cash upstream. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of geopolitical instability, inflationary pressures, currency fluctuations, constraints on sourcing and increases in global tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results or operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge against foreign currency risks and changes in commodity prices. AB InBev experienced higher commodity, raw materials and logistics costs in recent years which may continue. Energy prices have been subject to significant price volatility in the recent past and may be again in the future. High energy prices over an extended period of time and disruptions or constraints in the availability of shipping or transportation services may affect the price or availability of raw materials or commodities required for AB InBev’s products and may adversely affect AB InBev’s operations. AB InBev may not be able to increase its prices to offset these increased costs or increase its prices without experiencing reduced volume, revenue or operating income.

Negative publicity surrounding the company, its brands, its activities, its advertising campaigns, its personnel or its business partners, and consumer perception of the company’s response or lack thereof to political and social issues or other events could damage its reputation or the image and reputation of its brands, may decrease demand for its products and may adversely affect the company’s business, financial condition and/or the market price of its shares and American Depositary Shares. AB InBev’s reputation and the image and reputation of its brands could be damaged as a result of consumers’ perceptions of its support of, association with or lack of support or disapproval of certain causes, groups or individuals. Further, campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting the company, its personnel, its supply chain, its products or its business partners with a failure to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, workplace conditions and employee health and safety, whether actual or perceived, could adversely impact the company’s reputation or the image and reputation of its brands. Social media, which accelerates and potentially amplifies the scope of negative publicity, can increase the challenges of responding to negative claims, even if such claims are untrue. AB InBev’s sponsorship relations and promotional partnerships may also subject it to negative publicity as a result of any actual or alleged conduct, or consumers’ perceptions of socio-political views expressed, by its promotional partners or individuals and entities associated with organizations AB InBev sponsors or supports. Negative claims or publicity involving the company’s sponsorship or promotional partners, including as a result of any of their activities that harm their public image or reputation, could also have an adverse effect on AB InBev’s reputation or the image and reputation of its brands. These and other factors have reduced in the past, and could continue to reduce, consumers’ willingness to purchase certain of AB InBev’s products, thereby adversely affecting its business.

Certain of AB InBev’s operations depend on effective distribution networks to deliver its products to consumers, and distributors play an important role in distributing a significant proportion of beer and other beverages. Generally, distributors purchase AB InBev’s products from AB InBev and then sell them either to other distributors or points of sale. Such distributors are typically either government-controlled or independently and privately owned, and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer and other alcohol and non-alcohol beverages, and for packaging material. The termination of or any material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, other alcohol beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. For certain packaging supplies and raw materials, AB InBev relies on a small number of important suppliers and certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future.

In addition, a number of AB InBev’s key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, violate applicable laws or regulations or AB InBev’s internal policies, or fail to meet certain quality standards, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. The company also faces additional risks and uncertainties with respect to certain minority investments, because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev may have a conflict of interest with its majority-owned subsidiaries. For example, a conflict of interest could arise if a dispute arises concerning an alleged contractual breach, which could materially and adversely affect AB InBev’s financial condition. A conflict of interest may also arise as a result of any dual roles played by AB InBev directors who may also be directors, managers or senior officers of the subsidiary. Notwithstanding policies and procedures to address the possibility of such conflicts of interest, AB InBev may not be able to resolve all such conflicts on terms favorable to AB InBev.

The size of AB InBev, contractual and regulatory limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates for acquisitions or partnerships, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which, among other matters, AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines or other penalties.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the usual risks of operating in developing countries, which include, amongst others, political instability or insurrection, human rights concerns, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, abuse or politicization of prosecutorial offices and decisions, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, natural disasters, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, high rates of inflation (including hyperinflation), devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the countries in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally. Governments may increase regulatory scrutiny of customs, imports and exports, ramp up enforcement efforts, or adopt new or revised regulations. The possibility of new global tariffs has created uncertainty which may negatively impact global trade and macroeconomic conditions and increase costs for consumers, as well as negatively impacting demand for AB InBev’s products. Additionally, tariffs implemented by the United States could increase the strength of the U.S. dollar, further compounding the negative impact of foreign currency exchange rates. If significant tariffs or other restrictions are placed on products imported from foreign countries or any countries adopt retaliatory trade measures in response to existing or future tariffs, or as an initiative to manage economic conditions such as currency deflation, this could have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade, which in turn could have a material adverse effect on AB InBev’s business in one or more of its key markets and results of operations.

Competition and changing consumer preferences in its various markets and increased purchasing power of participants in AB InBev’s distribution and sales channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Consumer preferences can change rapidly and unpredictably due to a variety of factors, including changing social norms and attitudes regarding alcohol beverages, betterment trends and changing dietary preference (including increased adoption of weight-loss drugs to reduce consumption overall or change consumption patterns) and changing dietary guidance and warning label or advertisement requirements from public health bodies. AB InBev may not be able to anticipate or respond adequately to changes in consumer preferences and tastes or developments in new forms of media and marketing, and AB InBev’s marketing, promotional and advertising programs may not be successful in reaching consumers in the way it intends. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the growth of the spirit-based ready-to-drink category in certain countries. Furthermore, in recent years, many industries have seen disruption from non-traditional producers and distributors, in many cases, due to a rapidly evolving digital landscape. AB InBev’s business could be negatively affected if it is unable to anticipate changing consumer preferences for digital platforms or fails to continuously strengthen and evolve its capabilities in digital commerce and marketing. The success of the company’s digital commerce activities depends in part on its ability to attract retailers, consumers and wholesalers to use its offerings and retain these relationships, which may be impacted by regulatory requirements, competitive pressures and other factors beyond its control. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other associated liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may incur, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been public and political attention directed at the soft drinks and alcohol beverage industries, as a result of an increasing emphasis on health and well-being. Concerns about the perceived or potential health consequences of consuming alcohol beverages and increased activity from activist groups, public health organizations and other governmental and regulatory bodies advocating for measures designed to reduce the consumption of alcohol beverages and addressing the public regarding health and alcohol consumption may reduce demand for alcohol beverages generally, negatively impact investor perception of the industry or result in legal proceedings, which could adversely affect AB InBev’s share price or its profitability. AB InBev remains committed to promoting moderation through its Smart Drinking initiatives. Nevertheless, AB InBev may be criticized and experience an increase in the number of publications and studies debating its efforts to promote moderate consumption. AB InBev may also be subject to laws and regulations aimed at reducing the affordability or availability of beer in some of the countries in which it operates. Additional regulatory restrictions on AB InBev’s business, such as those on the legal minimum drinking age, dietary guidelines, product labeling, opening hours or marketing activities, may negatively impact consumption trends and the popularity of AB InBev’s products, which could have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 29 Contingencies of the 2024 consolidated financial statements.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including personal data protection and artificial intelligence laws such as the General Data Protection Regulation adopted in the European Union, European Union Artificial Intelligence Act, the California Consumer Privacy Act, the Personal Information Protection Law of the People’s Republic of China and the General Personal Data Protection Law adopted in Brazil.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages, including unrecorded or informal alcohol products, which could adversely affect the financial results of AB InBev as well as its results of operations. Charges relating to tax stamps and other forms of fiscal marking can also affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, in response to the increasing globalization and digitalization of trade and business operations, the Organization for Economic Co-operation and Development (OECD) has been working on international tax reform as an extension of its Base Erosion and Profit Shifting project. The reform initiative incorporates a two-pillar approach: Pillar One, which is focused on the re-allocation of some of the taxable profits of multinational enterprises to the countries where consumers are located; and Pillar Two, which is focused on establishing a global minimum corporate taxation rate of 15%. Pillar Two is effective as of 1 January 2024 in many countries, including Belgium as the location of AB InBev’s global headquarters. These rules have significantly increased compliance burdens and complexity and may cause increased audit controversy with competent tax authorities. AB InBev is continuing to evaluate the impact of these legislative changes as new guidance becomes available, but there is no guarantee that it will be successful in mitigating the impact of the increased compliance burden. Changes in tax treaties, the introduction of new legislation or updates to existing legislation in countries in which AB InBev operates, or changes to regulatory interpretations of existing legislation as a result of the OECD tax reform initiatives or otherwise could impose additional taxes on businesses and increase the complexity, burden and cost of tax compliance in countries where it operates. AB InBev is also subject to regular reviews, examinations and audits by tax authorities in the jurisdictions in which it operates.

Factors such as increased economic and political pressures to increase tax revenues have contributed to an increase in audit activity, tax authorities taking increasingly opposing positions in their interpretation and enforcement of tax laws, more time and difficulty to resolve any audits or disputes and an increase in new tax legislation. Although AB InBev believes its tax estimates, methodologies and positions are reasonable and consistent with applicable law, significant judgment is required to evaluate applicable tax obligations and tax authorities may disagree with AB InBev’s judgments or may take opposing positions with respect to the company’s judgments. A tax authority’s final determination in the event of a tax audit could materially differ from AB InBev’s tax provisions and accruals or may require the company to modify its business practices to reduce its exposure to additional taxes going forward, any of which may have an adverse effect on its business, results of operations and financial condition.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose in the future) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expects to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging countries that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

New or expanded export control regulations, economic sanctions, embargoes or other forms of trade restrictions imposed on Russia, Syria, Cuba, Iran or other countries in which AB InBev or its associates do business may curtail AB InBev’s existing business and may result in serious economic challenges in these geographies, which could have an adverse effect on AB InBev and AB InBev’s associates’ operations, and may result in impairment charges on goodwill or other intangible assets or investments in associates.

Although AB InBev’s operations in Cuba through its subsidiary are quantitatively immaterial, the company’s overall business reputation may be harmed, or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions or its subsidiary’s involvement in legal proceedings regarding its operations in Cuba. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, Title III of U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

AB InBev relies on the image and reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media channels and messages used, or on the products that may be advertised, may constrain AB InBev’s marketing activities and thus reduce the value of its brands and related revenues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. In the event that climate change has a negative effect on agricultural productivity, AB InBev may be subject to decreased availability or less favorable pricing for certain agricultural commodities necessary for its products, such as barley, hops and rice. Further, climate change may also subject AB InBev to water scarcity and quality risks due to the water required to produce its products, including water consumed in the agricultural supply chain. In the event that climate change leads to droughts or water over-exploitation or has a negative effect on water availability or quality, the price of water may increase in certain areas and certain jurisdictions may adopt regulations restricting the use of water or enact other unfavorable changes to applicable water-related taxes and regulations. Such measures, if adopted, could lead to increased regulatory pressures, production costs or capacity constraints. In addition, social attitudes, customer preferences and investor sentiment regarding environmental and energy policies are increasingly polarized, and as a result AB InBev may face pressure from its shareholders, regulators, suppliers, customers or consumers to change how it addresses environmental concerns, which may require the company to incur increased costs and expose the company to regulatory inquiry or legal action, including actions related to environmental claims or disclosures. If AB InBev fails to meet its 2025 Sustainability Goals or its ambition to achieve net zero emissions across its value chain by 2040 for any reason, its overall reputation may be adversely impacted. Public expectations for reductions in greenhouse gas emissions, the adoption of legal and regulatory requirements designed to address climate change and to increase disclosures related to sustainability matters, including climate change and mitigation efforts, and disparate and evolving standards for identifying, measuring and reporting sustainability metrics may require the company to incur increased costs, make additional investments and implement new practices and reporting processes, and may heighten the company’s compliance burden and risks. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading and corporate sustainability reporting regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

Negative publicity and campaigns, actions or statements by activists or other public figures, whether or not warranted, connecting AB InBev, its supply chain or its business partners with workplace and human rights issues, whether actual or perceived, could adversely impact AB InBev’s reputation and its business. AB InBev has adopted policies making a number of commitments to respect human rights, including its commitment to the principles and guidance contained in the UN Guiding Principles on Business and Human Rights. Allegations, even if untrue, that AB InBev is not respecting its commitments or actual or perceived failure by its suppliers or other business partners to comply with applicable workplace and labor laws, including child labor laws, or their actual or perceived abuse or misuse of migrant workers could negatively affect AB InBev’s reputation and the image and reputation of its brands and may adversely affect its business.

Further, AB InBev may be exposed to risks arising from labor practices, labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements or as a result of financial distress for its suppliers. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials and commodities from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and customers and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information and operational technology systems, networks and services to support its business processes and activities, including procurement and supply chain, manufacturing, sales, human resource management, distribution, and marketing. AB InBev also relies on these information systems, to collect, process, transmit, and store electronic information, including, but not limited to, sensitive, confidential or personal information of customers and consumers. These systems, including those operated or maintained by third parties and those on which they rely, are exposed to cybersecurity incidents which may compromise the confidentiality, integrity and availability of their information systems and result in unauthorized access to AB InBev’s or its customer’s sensitive data. As the integration of e-commerce, fintech and direct sales in AB InBev’s operations has increased the amount of information that AB InBev processes and maintains, its potential exposure to a security incident has also increased. The sophistication of cybersecurity threat actors also continues to evolve and grow, including the risk associated with the deployment of emerging technologies, such as artificial intelligence, for nefarious purposes. Further, compliance with, and changes to, laws and regulations concerning privacy, cybersecurity, and data protection could result in significant expense, and AB InBev may be required to make additional investments in security technologies. Although AB InBev takes various actions to minimize the likelihood and impact of cybersecurity incidents and disruptions to information and operational technology systems, such incidents (including incidents impacting our third-party partners) could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition, including by impacting its ability to meet its contractual obligations and exposing it to legal claims or regulatory penalties.

AB InBev’s business and operating results could be negatively impacted by natural, social, technical, physical or other disasters, including public health crises and global pandemics.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in US dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the US dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

RISKS ARISING FROM FINANCIAL INSTRUMENTS

Note 27 of the 2024 consolidated financial statements and Note 19 of these 2025 unaudited condensed consolidated interim financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the reporting date

Please refer to Note 23 Events after the reporting date of these unaudited condensed consolidated interim financial statements.

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors’ report

STATUTORY AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF ANHEUSER-BUSCH INBEV NV/SA ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2025

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Anheuser-Busch InBev NV/SA and its subsidiaries as of June 30, 2025 and the related condensed consolidated interim income statement, the condensed consolidated interim statement of comprehensive income/(loss), the condensed consolidated interim statement of changes in equity and the condensed consolidated interim statement of cash flows for the six-month period then ended, as well as the explanatory notes (collectively referred to as the “condensed consolidated interim financial statements”). These condensed consolidated interim financial statements are characterized by total assets of 211.107 million US dollar and a profit for the six-month period of 4.568 million US dollar.

The board of directors is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with IAS 34, as adopted by the European Union.

Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial information is not prepared, in all material respects, in accordance with IAS 34, as adopted by the European Union.

Diegem, July 30, 2025

The statutory auditor

PwC Bedrijfsrevisoren BV/PwC Reviseurs d’Entreprises SRL

Represented by

Peter D’hondt*

Bedrijfsrevisor/Réviseur d’Entreprises

*Acting on behalf of Peter D’hondt BV

Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per share in US dollar	Notes	2025	2024

Revenue		28 632	29 880
Cost of sales		(12 602)	(13 419)
Gross profit		16 029	16 461

Distribution expenses		(2 968)	(3 157)
Sales and marketing expenses		(3 582)	(3 574)
Administrative expenses		(2 262)	(2 517)
Other operating income/(expenses)		383	334
Profit from operations before non-underlying items		7 601	7 547

Non-underlying expenses above profit from operations	7	(94)	(119)
Profit from operations		7 506	7 428

Finance expense	8	(2 378)	(2 715)
Finance income	8	333	358
Non-underlying net finance income/(expense)	8	368	(530)
Net finance income/(expense)		(1 678)	(2 887)

Share of results of associates	13	135	137
Non-underlying share of results of associates	7 / 13	9	104
Profit before tax		5 972	4 782

Income tax expense	9	(1 404)	(1 546)
Profit of the period		4 568	3 236

Profit of the period attributable to:
Equity holders of AB InBev		3 824	2 564
Non-controlling interest		744	672

Basic earnings per share	16	1.92	1.28
Diluted earnings per share	16	1.89	1.25

Underlying earnings per share¹	16	1.79	1.66

The accompanying notes are an integral part of these consolidated financial statements.

1 Underlying earnings per share is not a defined metric in IFRS. Refer to Note 16 Changes in equity and earnings per share for more details.

Unaudited condensed consolidated interim statement of comprehensive income/(loss)

For the six-month period ended 30 June Million US dollar	Notes	2025	2024

Profit of the period		4 568	3 236

Other comprehensive income/(loss): items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	16	3 256	(5 736)
Effective portion of changes in fair value of net investment hedges		(299)	673
Cash flow hedges recognized in equity		(100)	346
Cash flow hedges reclassified from equity to profit or loss		(237)	(3)
		2 620	(4 721)

Other comprehensive income/(loss), net of tax		2 620	(4 721)

Total comprehensive income/(loss)		7 187	(1 485)

Attributable to:
Equity holders of AB InBev		6 263	(1 668)
Non-controlling interest		925	184

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of financial position

Million US dollar	Notes	30 June 2025	31 December 2024

ASSETS
Non-current assets
Property, plant and equipment	10	23 854	23 503
Goodwill	11	114 782	110 479
Intangible assets	12	41 096	40 034
Investments in associates	13	4 878	4 612
Investment securities	15	152	168
Deferred tax assets		2 730	2 493
Pensions and similar obligations		101	42
Income tax receivables		426	470
Derivatives	19	44	261
Trade and other receivables	14	1 829	1 577
Total non-current assets		189 892	183 637

Current assets
Investment securities	15	205	221
Inventories		5 475	5 020
Income tax receivables		872	727
Derivatives	19	340	554
Trade and other receivables	14	6 994	5 270
Cash and cash equivalents	15	7 167	11 174
Assets classified as held for sale		161	33
Total current assets		21 215	22 999

Total assets		211 107	206 637

EQUITY AND LIABILITIES
Equity
Issued capital	16	1 736	1 736
Share premium		17 620	17 620
Reserves		13 674	12 304
Retained earnings		47 641	46 577
Equity attributable to equity holders of AB InBev		80 671	78 237

Non-controlling interests		10 743	10 463
Total equity		91 414	88 700

Non-current liabilities
Interest-bearing loans and borrowings	17	71 979	70 720
Pensions and similar obligations		1 287	1 296
Deferred tax liabilities		11 385	11 321
Income tax payables		296	284
Derivatives	19	372	68
Trade and other payables		1 013	797
Provisions		352	385
Total non-current liabilities		86 683	84 871

Current liabilities
Bank overdrafts	15	21	-
Interest-bearing loans and borrowings	17	3 578	1 449
Income tax payables		1 386	1 805
Derivatives	19	5 609	5 817
Trade and other payables		22 188	23 804
Provisions		202	191
Liabilities associated with assets held for sale		25	-
Total current liabilities		33 009	33 066

Total equity and liabilities		211 107	206 637

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of changes in equity

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2024		1 736	17 620	(3 465)	54 896	(31 155)	42 215	81 848	10 828	92 676
Profit of the period		-	-	-	-	-	2 564	2 564	672	3 236
Other comprehensive income/(loss)	16	-	-	-	-	(4 232)	-	(4 232)	(488)	(4 721)
Total comprehensive income/(loss)		-	-	-	-	(4 232)	2 564	(1 668)	184	(1 485)
Dividends		-	-	-	-	-	(1 764)	(1 764)	(410)	(2 173)
Treasury shares		-	-	(692)	-	-	(100)	(792)	-	(792)
Share-based payments	18	-	-	-	265	-	-	265	16	281
Hyperinflation monetary adjustments		-	-	-	-	-	492	492	305	797
Scope and other changes		-	-	-	-	-	136	136	(198)	(62)
As per 30 June 2024		1 736	17 620	(4 158)	55 161	(35 387)	43 543	78 517	10 725	89 241

		Attributable to equity holders of AB InBev
Million US dollar	Notes	Issued Capital	Share premium	Treasury shares	Reserves	Other comprehensive income reserves	Retained earnings	Total	Non- controlling interest	Total Equity
As per 1 January 2025		1 736	17 620	(3 886)	55 391	(39 201)	46 577	78 237	10 463	88 700
Profit of the period		-	-	-	-	-	3 824	3 824	744	4 568
Other comprehensive income/(loss)	16	-	-	-	-	2 439	-	2 439	181	2 620
Total comprehensive income/(loss)		-	-	-	-	2 439	3 824	6 263	925	7 187
Dividends		-	-	-	-	-	(2 145)	(2 145)	(654)	(2 799)
Treasury shares		-	-	(1 138)	-	-	(579)	(1 717)	-	(1 717)
Share-based payments	18	-	-	-	69	-	-	69	8	78
Hyperinflation monetary adjustments		-	-	-	-	-	155	155	96	251
Scope and other changes		-	-	-	-	-	(190)	(190)	(95)	(285)
As per 30 June 2025		1 736	17 620	(5 024)	55 460	(36 762)	47 641	80 671	10 743	91 414

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2025	2024
.
OPERATING ACTIVITIES
Profit of the period		4 568	3 236
Depreciation, amortization and impairment		2 581	2 741
Net finance (income)/expense	8	1 678	2 887
Equity-settled share-based payment expense	18	309	315
Income tax expense	9	1 404	1 546
Share of results of associates	13	(144)	(241)
Other non-cash items		(93)	339
Cash flow from operating activities before changes in working capital and use of provisions		10 304	10 824
Decrease/(increase) in trade and other receivables		(1 130)	(1 154)
Decrease/(increase) in inventories		(242)	(325)
Increase/(decrease) in trade and other payables		(2 284)	(2 691)
Pension contributions and use of provisions		(278)	(251)
Cash generated from operations		6 370	6 403
Interest paid		(1 916)	(2 001)
Interest received		241	303
Dividends received		135	123
Income tax paid		(2 126)	(2 260)
Cash flow from/(used in) operating activities		2 704	2 568

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	10 / 12	(1 404)	(1 735)
Proceeds from sale of property, plant and equipment and of intangible assets		55	52
Sale/(acquisition) of subsidiaries, net of cash		(4)	(19)
Proceeds from sale/(acquisition) of other assets		47	(29)
Cash flow from/(used in) investing activities		(1 306)	(1 732)

FINANCING ACTIVITIES
Proceeds from borrowings	17	4 067	5 466
Repayments of borrowings	17	(3 998)	(4 342)
Dividends paid		(3 147)	(2 142)
Share buyback		(1 901)	(838)
Payment of lease liabilities		(354)	(406)
Derivative financial instruments		114	(172)
Sale/(acquisition) of non-controlling interests		(314)	(414)
Other financing cash flows		(303)	(465)
Cash flow from/(used in) financing activities		(5 837)	(3 313)

Net increase/(decrease) in cash and cash equivalents		(4 438)	(2 476)
Cash and cash equivalents less bank overdrafts at beginning of year		11 174	10 314
Effect of exchange rate fluctuations		410	(463)
Cash and cash equivalents less bank overdrafts at end of period	15	7 146	7 375

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note

Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Non-underlying items	7

Finance expense and income	8

Income taxes	9

Property, plant and equipment	10

Goodwill	11

Intangible Assets	12

Investments in associates	13

Trade and other receivables	14

Cash and cash equivalents and investment securities	15

Changes in equity and earnings per share	16

Interest-bearing loans and borrowings	17

Share-based payments	18

Risks arising from financial instruments	19

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	20

Contingencies	21

Related parties	22

Events after the reporting date	23

1.	Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 employees based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion US dollar (excluding joint ventures and associates).

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2025 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations. The condensed consolidated interim financial statements for the six-month period ended 30 June 2025 and 2024 are unaudited; however, in the opinion of the company, the interim data include all adjustments necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2025.

2.	Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS Accounting Standards IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2024. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2025 and did not apply any European carve-outs from IFRS Accounting Standards.

3.	Summary of significant accounting policies

The accounting policies applied are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2024.

(A)  SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of amendments to standards became mandatory for the first time for the financial year beginning on 1 January 2025 and have not been listed in these unaudited condensed consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(B)  FOREIGN CURRENCIES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2025	31 December 2024	30 June 2025	30 June 2024

Argentine peso	1 193.35	1 032.79	-	-
Brazilian real	5.46	6.19	5.83	5.02
Canadian dollar	1.37	1.44	1.41	1.36
Chinese yuan	7.16	7.30	7.26	7.20
Colombian peso	4 063.06	4 415.40	4 201.57	3 878.19
Euro	0.85	0.96	0.92	0.92
Mexican peso	18.89	20.27	20.03	16.99
Peruvian sol	3.55	3.77	3.69	3.76
Pound sterling	0.73	0.80	0.77	0.79
South African rand	17.78	18.88	18.46	18.82
South Korean won	1 354.35	1 474.05	1 439.97	1 347.46

The company applies hyperinflation accounting for its Argentine subsidiaries. The 2025 results, restated for purchasing power, were translated at the June 2025 closing rate of 1 193.35 Argentine pesos per US dollar (2024 results were translated at the June 2024 closing rate of 911.36 Argentine pesos per US dollar).

4.	Use of estimates and judgments

Significant judgments made by management in applying the company’s accounting policies and the key sources of uncertainty are consistent with those applied in the annual consolidated financial statements as at and for the year ended 31 December 2024.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information available to and regularly evaluated by the chief operating decision maker. AB InBev operates its business through six business segments. Regional and operating company management is responsible for managing performance, underlying risks, and the effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding the allocation of resources. The organizational structure comprises five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. In addition to these five geographic regions, the company uses a sixth segment, Global Export and Holding Companies, for all financial reporting purposes.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June 2025 and 2024, except for segment assets (non-current) with comparatives at 31 December 2024.

	North America		Middle Americas		South America		EMEA		Asia Pacific		Global Export and Holding companies		AB InBev Worldwide

	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Volume	42	44	74	74	75	76	45	45	43	46	-	-	280	286
Revenue	7 208	7 457	8 124	8 574	5 507	6 018	4 454	4 228	3 108	3 383	231	221	28 632	29 880
Normalized EBITDA	2 459	2 464	4 007	4 105	1 699	1 834	1 424	1 290	1 056	1 186	(489)	(590)	10 156	10 288
Normalized EBITDA margin %	34.1%	33.0%	49.3%	47.9%	30.9%	30.5%	32.0%	30.5%	34.0%	35.0%	-	-	35.5%	34.4%
Depreciation, amortization and impairment	(348)	(352)	(633)	(752)	(466)	(531)	(520)	(503)	(304)	(324)	(284)	(280)	(2 555)	(2 741)
Normalized profit from operations	2 110	2 112	3 374	3 353	1 233	1 304	904	787	752	861	(773)	(870)	7 601	7 547
Non-underlying items (including non-underlying impairment)	(4)	(15)	(14)	(14)	(9)	(2)	2	(13)	(13)	(15)	(56)	(59)	(94)	(119)
Profit from operations	2 106	2 097	3 360	3 339	1 224	1 302	906	774	739	846	(830)	(929)	7 506	7 428
Net finance income/(expense)													(1 678)	(2 887)
Share of results of associates													135	137
Non-underlying share of results of associates													9	104
Income tax expense													(1 404)	(1 546)
Profit													4 568	3 236

Segment assets (non-current)[1]	61 747	61 837	70 023	66 567	13 898	12 820	29 607	27 951	11 221	10 952	3 395	3 511	189 892	183 637
Gross capex[1]	181	186	336	591	282	334	296	268	108	171	200	187	1 404	1 735

For the six-month period ended 30 June 2025, net revenue from the beer business amounted to 25 755m US dollar (2024: 26 362m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 2 876m US dollar (2024: 3 518m US dollar).

[1]	Amended to conform to the 2025 presentation.

6.	Acquisitions and disposals of subsidiaries

The company undertook a series of acquisitions and disposals and/or settled payments related to prior year acquisitions during the six-month period ended 30 June 2025 and 30 June 2024, with no significant impact in the consolidated financial statements.

7.	Non-underlying items

IAS 1 Presentation of financial statements requires that material items of income and expense be disclosed separately. Non-underlying items are items that in management’s judgment need to be disclosed by virtue of their size or incidence so that a user can obtain a proper understanding of the company’s financial information. The company considers these items to be significant and accordingly, management has excluded them from their segment measure of performance in Note 5 Segment Reporting.

For the six-month period ended 30 June Million US dollar	2025	2024

Restructuring	(47)	(59)
Business and asset disposal (incl. impairment losses)	(47)	(60)
Net impact on profit from operations	(94)	(119)

Non-underlying net finance income/(expense)	368	(530)
Non-underlying share of results of associates	9	104
Non-underlying taxes	17	(133)
Non-underlying non-controlling interest	5	3
Net impact on profit	305	(675)

The non-underlying restructuring charges for the six-month period ended 30 June 2025 were (47)m US dollar (30 June 2024: (59)m US dollar). These charges primarily relate to organizational alignments as a result of operational improvements across our supply chain and our commercial and support functions. These changes aim to eliminate overlapping organizations or duplicated processes, taking into account the matching of employee profiles with new organizational requirements. These one-time expenses provide the company with a lower cost base and bring a stronger focus to AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposals (including impairment losses) amounted to (47)m US dollar for the six-month period ended 30 June 2025 mainly comprising of impairment of non-core assets (30 June 2024: (60)m US dollar).

The company reported non-underlying net finance income of 368m US dollar for the six-month period ended 30 June 2025 (30 June 2024: net finance expenses of (530)m US dollar) – see Note 8 Finance expense and income.

The company reported non-underlying share of results of associates of 9m US dollar from its associate Anadolu Efes for the six month-period ended 30 June 2025 (30 June 2024: 104m US dollar from Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results) – see Note 13 Investments in associates.

All the amounts referenced above are before income taxes. The non-underlying taxes amounted to 17m US dollar (decrease of income taxes) for the six-month period ended 30 June 2025 (30 June 2024: increase of income taxes by (133)m US dollar). The non-underlying taxes for the six-month period ended 30 June 2024 mainly included the net impact of (240)m US dollar non-underlying tax expense (4.5 billion South African rand) following the resolution of South African tax matters (refer to Note 21 Contingencies) and the release of tax provisions.

8.	Finance expense and income

For the six-month period ended 30 June Million US dollar	2025	2024[1]

Interest expense	(1 588)	(1 753)
Interest income	240	293
Interest income on Brazilian tax credits	63	61
Net interest income/(expense)	(1 284)	(1 399)
Accretion expense	(315)	(382)
Interest on pensions	(37)	(45)
Accretion expense and interest on pensions	(351)	(427)
Net foreign exchange gains/(losses)	(161)	(162)
Net gains/(losses) on hedging instruments	(138)	(209)
Bank fees, taxes and other financial expense	(140)	(163)
Other financial income	29	4
Other financial results	(410)	(530)

Net finance income/(expense) excluding non-underlying items	(2 046)	(2 357)

Non-underlying finance income/(expense)	368	(530)

Net finance income/(expense)	(1 678)	(2 887)

In the six-month period ended 30 June 2025, accretion expense included the unwind of discount on payables of 195m US dollar (30 June 2024: 229m US dollar), interest on lease liabilities of 69m US dollar (30 June 2024: 76m US dollar), bond fees and interest on provisions of 37m US dollar (30 June 2024: 59m US dollar), and deferred consideration on acquisitions of 14m US dollar (30 June 2024: 18m US dollar).

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 19 Risks arising from financial instruments. No interest income was recognized on impaired financial assets.

Non-underlying finance income/(expense) includes:

•

339m US dollar gain resulting from mark-to-market adjustments on derivative instruments related to the hedging of share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB (30 June 2024: (507)m US dollar loss);

•	29m US dollar gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries (30 June 2024: 43m US dollar gain); and
•	(66)m US dollar loss resulting from the impairment of financial investments in the six-month period ended 30 June 2024.

[1]	Amended to conform to the 2025 presentation.

9.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2025	2024

Current tax expense	(1 576)	(1 724)
Deferred tax (expense)/income	172	177
Total income tax expense in the income statement	(1 404)	(1 546)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2025	2024

Profit/(loss) before tax	5 972	4 782
Deduct share of results of associates	135	137
Deduct non-underlying share of results of associates	9	104
Profit before tax and before share of results of associates	5 828	4 541

Adjustments to the tax basis
Government incentives	(60)	(223)
Non-deductible/(non-taxable) mark-to-market on derivatives	(339)	507
Other expenses not deductible for tax purposes	779	807
Other non-taxable income	(348)	(368)

Adjusted tax basis	5 861	5 265

Aggregate weighted nominal tax rate	26.0%	26.2%

Tax at aggregated nominal tax rate	(1 526)	(1 382)

Adjustments on tax expense
Recognition/(de-recognition) of deferred tax assets on tax losses (carried forward)	(56)	(165)
(Underprovided)/overprovided in prior years	20	(160)
Deductions from interest on equity	102	102
Deductions from goodwill and other tax deductions	315	367
Withholding taxes	(253)	(207)
Other tax adjustments	(7)	(102)

Total tax expense	(1 404)	(1 546)

Effective tax rate	24.1%	34.1%

The total income tax expense for the six-month period ended 30 June 2025 amounts to (1 404)m US dollar compared to (1 546)m US dollar for the six-month period ended 30 June 2024. The effective tax rate is 24.1% for the six-month period ended 30 June 2025 compared to 34.1% for the six-month period ended 30 June 2024.

The 2025 effective tax rate was positively impacted by non-taxable gains from derivatives related to hedging of share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the 2024 effective tax rate was negatively impacted by non-deductible losses from these derivatives. Furthermore, the 2024 effective tax rate included (133)m US dollar non-underlying tax expense, reflecting mainly the net impact of a (240)m US dollar (4.5 billion South African rand) resolution of South African tax matters and the release of tax provisions – please refer to Note 7 Non-underlying items.

Effective 1 January 2024, the company and its subsidiaries are within the scope of the OECD Pillar Two model rules either based on the adoption of Pillar Two legislation by Belgium, the jurisdiction in which the parent entity is incorporated, or by other jurisdictions where the company operates. The company assessed the impact for the six-month periods ended 30 June 2024 and 30 June 2025 and concluded the impact to be not material.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the six-month period ended 30 June 2025 is 25.6% (30 June 2024: 27.2%).

Normalized effective tax rate is the effective tax rate adjusted for non-underlying items. Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate.

Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized tax rate may not be comparable to other companies.

10.	Property, plant and equipment

Property, plant and equipment comprises owned and leased assets, as follows:

Million US dollar	30 June 2025	31 December 2024
Property, plant and equipment owned	21 630	21 295
Property, plant and equipment leased (right-of-use assets)	2 224	2 209
Total property, plant and equipment	23 854	23 503

	30 June 2025				31 December 2024
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 325	38 056	1 166	51 547	54 522
Effect of movements in foreign exchange	617	2 138	77	2 832	(4 424)
Acquisitions	5	368	735	1 108	2 989
Acquisitions through business combinations	-	-	-	-	16
Disposals through sale and derecognition	(10)	(557)	-	(567)	(2 271)
Disposals through the sale of subsidiaries	-	-	-	-	(9)
Transfer (to)/from other asset categories and other movements¹	86	539	(857)	(232)	724
Balance at end of the period	13 024	40 544	1 121	54 688	51 547

Depreciation and impairment losses
Balance at end of previous year	(5 018)	(25 235)	-	(30 252)	(30 430)
Effect of movements in foreign exchange	(262)	(1 462)	-	(1 724)	2 367
Depreciation	(190)	(1 475)	-	(1 665)	(3 518)
Disposals through sale and derecognition	8	537	-	545	2 121
Disposals through the sale of subsidiaries	-	-	-	-	5
Impairment losses	(9)	(68)	-	(77)	(247)
Transfer to/(from) other asset categories and other movements¹	20	97	-	116	(550)
Balance at end of the period	(5 450)	(27 607)	-	(33 058)	(30 252)

Carrying amount
at 31 December 2024	7 307	12 821	1 166	21 295	21 295
at 30 June 2025	7 573	12 936	1 121	21 630

As at 30 June 2025 and 31 December 2024 there were no significant restrictions on title on property, plant and equipment.

Contractual commitments to purchase property, plant and equipment amounted to 509m US dollar as at 30 June 2025 compared to 257m US dollar as at 31 December 2024.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 1 350m US dollar in 2025 compared to 1 684m US dollar in 2024. Out of the total 2025 capital expenditures approximately 34% was used to improve the company’s production facilities while 51% was used for logistics and commercial investments and 15% for the purchase of hardware and software and improving administrative capabilities.

1 The transfer (to)/from other asset categories and other movements relates mainly to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the statement of financial position of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Property, plant and equipment leased by the company (right-of-use assets) is detailed as follows:

	30 June 2025

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 30 June	1 497	728	2 224
Depreciation for the year ended 30 June	(208)	(148)	(356)

	31 December 2024

Million US dollar	Land and buildings	Machinery, equipment and other	Total

Net carrying amount at 31 December	1 443	766	2 209
Depreciation for the year ended 31 December	(433)	(349)	(782)

Additions to right-of-use assets in the six-month period ended 30 June 2025 were 169m US dollar (30 June 2024: 228m US dollar).

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements with a term of 27 years. Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings, which typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The company leases out pub real estate for an average outstanding period of 6 to 8 years and part of its own property under operating leases.

The expense related to short-term and low-value leases and variable lease payments that are not included in the measurement of the lease liabilities is not significant.

11. Goodwill

Million US dollar	30 June 2025	31 December 2024

Acquisition cost
Balance at end of previous year	112 637	119 302
Effect of movements in foreign exchange	4 384	(7 082)
Transfers (to)/from other assets categories[1]	(79)	(7)
Hyperinflation monetary adjustments	99	425
Balance at end of the period	117 041	112 637

Impairment losses
Balance at end of previous year	(2 158)	(2 259)
Effect of movements in foreign exchange	(101)	101
Balance at end of the period	(2 259)	(2 158)

Carrying amount
Balance at end of the period	114 782	110 479

AB InBev completes a goodwill impairment testing annually, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories relates mainly to the separate presentation in the statement of financial position of goodwill held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar	30 June 2025	31 December 2024

United States	33 330	33 387
Rest of North America	1 961	1 864
Mexico	13 141	12 250
Colombia	15 020	13 821
Rest of Middle Americas	23 866	23 205
Brazil	3 351	2 953
Rest of South America	1 345	1 345
Europe	2 293	2 051
South Africa	9 116	8 584
Rest of Africa	4 503	4 547
China	3 003	2 948
Rest of Asia Pacific	3 261	2 998
Global Export and Holding Companies	591	526
Total carrying amount of goodwill	114 782	110 479

12.	Intangible assets

	30 June 2025					31 December 2024
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	37 040	2 281	5 438	93	44 852	46 080
Effect of movements in foreign exchange	863	97	441	21	1 423	(2 065)
Acquisitions through business combinations	13	-	-	-	13	-
Acquisitions and expenditures	10	190	220	1	421	1 069
Disposals through sale and derecognition	(7)	(231)	(4)	(7)	(249)	(473)
Transfer (to)/from other asset categories and other movements¹	(5)	7	(4)	(3)	(6)	240
Balance at end of period	37 914	2 343	6 092	106	46 455	44 852

Amortization and impairment losses
Balance at end of previous year	(91)	(1 362)	(3 283)	(81)	(4 818)	(4 794)
Effect of movements in foreign exchange	(1)	(75)	(283)	(11)	(370)	470
Amortization	-	(77)	(339)	(13)	(430)	(845)
Impairment	-	-	-	-	-	(17)
Disposals through sale and derecognition	-	231	2	5	238	471
Transfer to/(from) other asset categories and other movements¹	-	1	(12)	32	22	(103)
Balance at end of period	(92)	(1 283)	(3 915)	(67)	(5 358)	(4 818)

Carrying value
at 31 December 2024	36 948	919	2 155	12	40 034	40 034
at 30 June 2025	37 821	1 060	2 177	39	41 096

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchased for its own products and are tested for impairment once a year or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to the separate presentation in the statement of financial position of intangible assets held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

13.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2025		2024
Million US dollar	Castel	Anadolu Efes	Castel	Anadolu Efes

Balance at 1 January	3 125	214	3 482	164
Effect of movements in foreign exchange	347	(99)	(90)	(17)
Dividends received	(72)	(5)	(94)	(10)
Share of results of associates	59	(1)	57	22
Non-underlying share of results of associates	-	9	-	104
Balance at 30 June	3 459	118	3 355	263

In the six-month period ended 30 June 2025, the non-underlying share of results of associates included 9m US dollar impact from our associate Anadolu Efes following the deconsolidation of its Russia business. In the six-month period ended 30 June 2024, the non-underlying share of results of associates included 104m US dollar impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results – see Note 7 Non-underlying items.

In the six-month period ended 30 June 2025, associates that are not individually material contributed 77m US dollar to the results of investment in associates (30 June 2024: 58m US dollar).

14.	Trade and other receivables

Million US dollar	30 June 2025	31 December 2024

Cash deposits for guarantees	153	133
Loans to customers	7	8
Tax receivable, other than income tax	112	105
Brazilian tax credits and interest receivables	1 305	1 120
Trade and other receivables	252	212
Non-current trade and other receivables	1 829	1 577

Trade receivables and accrued income	4 866	3 792
Interest receivables	41	43
Tax receivable, other than income tax	676	416
Loans to customers	45	60
Prepaid expenses	787	493
Other receivables	579	467
Current trade and other receivables	6 994	5 270

Ambev’s tax credits and interest receivables are expected to be collected over a period exceeding 12 months after the reporting date. As of 30 June 2025, the total amount of such credits and interest receivables represented 1 305m US dollar (31 December 2024: 1 120m US dollar).

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant. The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 30 June 2025 and 31 December 2024 respectively:

	Net carrying amount as of 30 June 2025	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	4 866	4 507	207	84	54	14
Loans to customers	52	52	-	-	-	-
Interest receivables	41	39	2	-	-	-
Other receivables	579	561	8	5	4	-
	5 537	5 159	217	89	59	14

	Net carrying amount as of 31 December 2024	Of which: neither impaired nor past due on the reporting date	Of which not impaired as of the reporting date and past due
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days
.
Trade receivables and accrued income	3 792	3 531	177	34	32	18
Loans to customers	68	58	-	-	10	-
Interest receivables	43	43	-	-	-	-
Other receivables	467	450	4	5	8	-
	4 369	4 082	181	38	50	18

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities, AB InBev has sufficient collateral, or the customer entered into a payment plan. Impairment losses on trade and other receivables recognized in the six-month period ended 30 June 2025 amount to 28m US dollar (30 June 2024: 39m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 19 Risks arising from financial instruments.

15. Cash and cash equivalents and investment securities

Cash and cash equivalents

Million US dollar	30 June 2025	31 December 2024

Cash and bank accounts	4 642	6 210
Short-term bank deposits	2 525	4 964
Cash and cash equivalents	7 167	11 174
Bank overdrafts	(21)	-
Cash and cash equivalents in the statement of cash flows	7 146	11 174

The cash outstanding as at 30 June 2025 includes restricted cash for an amount of 105m US dollar (31 December 2024: 99m US dollar). This restricted cash mainly relates to amounts deposited on a blocked account in respect to the state aid investigation into the Belgian excess profit ruling system (80m US dollar).

Investment securities

Million US dollar	30 June 2025	31 December 2024

Investment in unquoted companies	125	129
Investment in debt securities	27	39
Non-current investments	152	168

Investment in debt securities	205	221
Current investments	205	221

As at 30 June 2025, current debt securities of 205m US dollar mainly represented investments in government bonds (31 December 2024: 221m US dollar). The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

16. Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the six-month period ended 30 June 2025:

Issued capital
Issued capital	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
At the end of the current period	2 019	1 736

Of which:
Ordinary shares	1 797
Restricted shares	222

	Treasury shares		Result on the use of treasury shares
Treasury shares	Million shares	Million US dollar	Million US dollar

At the end of the previous year	43.8	(3 886)	(5 406)
Changes during the period	22.8	(1 138)	(579)
At the end of the current period	66.6	(5 024)	(5 985)

As of 30 June 2025, the share capital of AB InBev amounts to 1 238 608 euro (1 735 915 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 66 600 067 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 222 042 165 restricted shares. As of 30 June 2025, the total of authorized, unissued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev and its subsidiaries, the economic and voting rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. As from 11 October 2021 (fifth anniversary of completion of the SAB combination), the restricted shares are convertible at the election of the holder into new ordinary shares on a one-for-one basis and they rank equally with the ordinary shares with respect to dividends and voting rights. By 30 June 2025, from the 326 million restricted shares issued at the time of the SAB combination, 104 million restricted shares were converted into new ordinary shares.

The shareholders’ structure is based on the notifications made to the company pursuant to the Belgian Law of 2 May 2007, which governs the disclosure of significant shareholdings in listed companies. It is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In accordance with IFRS 10 Consolidated Financial Statements, the acquisition or disposal of additional shares in a subsidiary is accounted for as an equity transaction with owners.

In the six-month period ended 30 June 2025, Ambev performed a share buyback for an amount of 314m US dollar. The purchases did not impact AB InBev’s profit.

TREASURY SHARES

Using the powers granted at the shareholders meeting of 28 April 2021, the Board of Directors approved a share buyback program for an amount of 2 billion US dollar in 2024. As of 30 June 2025, AB InBev bought back 34.615.419 shares for a total amount of 2 billion US dollar, corresponding to 1.71% of the total shares outstanding.

As of 30 June 2025, the group owned 66 600 067 own shares of which 65 961 706 were held directly by AB InBev. The par value of the share is 0.61 euro. The treasury shares that the company still owned at the end of 30 June 2025 represented 49 852 185 US dollar (40 626 041 euro) of the subscribed capital.

BORROWED SHARES

In order to fulfill AB InBev’s commitments under various outstanding share-based compensation plans, during the course of 2025, the company had stock lending arrangements in place for up to 26.7 million shares, which were used to fulfill share-based compensation plan commitments. The company shall pay any dividend equivalent after tax in respect of such borrowed shares. This payment will be reported through equity as dividend.

DIVIDENDS

On 30 April 2025, a dividend of 1.00 euro per share or 1 986m euro was approved at the shareholders’ meeting. The dividend was paid out as of 8 May 2025.

On 24 April 2024, a dividend of 0.82 euro per share or 1 645m euro was approved at the shareholders’ meeting. The dividend was paid out as of 7 May 2024.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As of 30 June 2025, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding taxes, if applicable, generally do not exceed 15%.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2025	(38 670)	490	(1 020)	(39 201)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	2 694	-	-	2 694
Cash flow hedges	-	(255)	-	(255)
Other comprehensive income/(loss)	2 694	(255)	-	2 439
As per 30 June 2025	(35 976)	235	(1 020)	(36 762)

The gain in translation reserves is primarily related to the appreciation of the closing rates of the Mexican peso, the Colombian peso, the Peruvian sol, the Brazilian real and the South African rand, which resulted in a net foreign exchange translation adjustment of 2 694m US dollar as of 30 June 2025 (increase of equity).

Million US dollar	Translation Reserves	Hedging reserves	Post- employment benefits	Total OCI Reserves

As per 1 January 2024	(30 180)	181	(1 155)	(31 155)
Other comprehensive income/(loss)
Exchange differences on translation of foreign operations (gains/(losses))	(4 558)	-	-	(4 558)
Cash flow hedges	-	326	-	326
Other comprehensive income/(loss)	(4 558)	326	-	(4 232)
As per 30 June 2024	(34 738)	507	(1 155)	(35 387)

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2025 is based on the profit attributable to equity holders of AB InBev of 3 824m US dollar (30 June 2024: 2 564m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2025	2024

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 975	1 984
Effect of stock lending	27	30
Effect of delivery of treasury shares and share buyback programs	(13)	(9)
Weighted average number of ordinary and restricted shares at 30 June	1 989	2 005

The calculation of diluted earnings per share for the six-month period ended 30 June 2025 is based on the profit attributable to equity holders of AB InBev of 3 824m US dollar (30 June 2024: 2 564m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) at the end of the period, calculated as follows:

Million shares	2025	2024

Weighted average number of ordinary and restricted shares at 30 June	1 989	2 005
Effect of share options, PSUs and restricted stock units	37	38
Weighted average number of ordinary and restricted shares (diluted) at 30 June	2 026	2 043

The calculation of the Underlying EPS is based on the profit before non-underlying items and hyperinflation impacts attributable to equity holders of AB InBev. Underlying EPS is a non-IFRS measure. A reconciliation of the profit attributable to equity holders of AB InBev to the profit before non-underlying items, attributable to equity holders of AB InBev and underlying profit is calculated as follows:

For the six-month period ended 30 June Million US dollar	2025	2024

Profit attributable to equity holders of AB InBev	3 824	2 564
Net impact of non-underlying items on profit (refer to Note 7)	(305)	675
Profit before non-underlying items, attributable to equity holders of AB InBev	3 519	3 239
Hyperinflation impacts	37	81
Underlying profit	3 556	3 320

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2025	2024

Profit attributable to equity holders of AB InBev	3 824	2 564
Weighted average number of ordinary and restricted shares	1 989	2 005
Basic EPS	1.92	1.28

Profit attributable to equity holders of AB InBev	3 824	2 564
Weighted average number of ordinary and restricted shares (diluted)	2 026	2 043
Diluted EPS	1.89	1.25

Underlying profit	3 556	3 320
Weighted average number of ordinary and restricted shares	1 989	2 005
Underlying EPS	1.79	1.66

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. For the calculation of Diluted EPS, 25m share options were anti-dilutive and not included in the calculation of the dilutive effect per 30 June 2025 (30 June 2024: 45m share options).

17.	Interest-bearing loans and borrowings

Million US dollar	30 June 2025	31 December 2024

Unsecured bond issues	70 113	68 857
Lease liabilities	1 745	1 748
Unsecured other loans	107	100
Secured bank loans	15	16
Non-current interest-bearing loans and borrowings	71 979	70 720

Unsecured bond issues	2 713	627
Lease liabilities	589	556
Unsecured bank loans	196	94
Unsecured other loans	77	169
Secured bank loans	4	3
Current interest-bearing loans and borrowings	3 578	1 449

Interest-bearing loans and borrowings	75 558	72 169

The current and non-current interest-bearing loans and borrowings amount to 75.6 billion US dollar as at 30 June 2025, compared to 72.2 billion US dollar as at 31 December 2024. For more information about the company’s exposure to interest rate and foreign exposure currency risk – refer to Note 19 Risks arising from financial instruments.

As at 30 June 2025, the company had no outstanding balance on commercial papers (31 December 2024: nil). The commercial papers include programs in US dollar and euro with a total authorized issuance up to 5.0 billion US dollar and 3.0 billion euro, respectively.

In May 2025, Anheuser-Busch InBev NV/SA (“ABISA”) completed the issuance of the following series of bonds:

Issue date	Issuer (abbreviated)	Maturity date	Currency	Aggregate principal amount (in million)	Coupon rate
12 May 2025	ABISA	19 May 2033	EUR	1 250	3.375%
12 May 2025	ABISA	19 May 2038	EUR	1 500	3.875%
12 May 2025	ABISA	19 May 2045	EUR	500	4.125%

Additionally, the company completed the tender offers of three series of notes issued by Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Finance Inc. (“ABIFI”) and repurchased 1.8 billion US dollar aggregate principal amount of these notes. The total principal amount repurchased in the tender offers is set out in the table below:

Date of repurchase	Issuer (abbreviated)	Title of series of notes partially repurchased	Currency	Original principal amount outstanding (in million)	Principal amount repurchased (in million)	Principal amount not repurchased (in million)
30 May 2025	ABIWW	4.750% Notes due 2029	USD	4 250	1 321	2 929
30 May 2025	ABIWW and ABC	4.900% Notes due 2046	USD	9 160	330	8 830
30 May 2025	ABIFI	4.900% Notes due 2046	USD	1 457	167	1 291

These tender offers were financed with cash.

Furthermore, the company also redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due in 2028 bearing interest at 4.000% with a principal amount of 1.6 billion US dollar.

Net debt

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position.

Million US dollar	30 June 2025	31 December 2024

Non-current interest-bearing loans and borrowings	71 979	70 720
Current interest-bearing loans and borrowings	3 578	1 449
Interest-bearing loans and borrowings	75 558	72 169

Bank overdrafts	21	-
Cash and cash equivalents	(7 167)	(11 174)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(105)	(99)
Debt securities (included within Investment securities)	(232)	(251)
Net debt	68 075	60 645

AB InBev’s net debt increased to 68.1 billion US dollar as at 30 June 2025, from 60.6 billion US dollar as at 31 December 2024. Aside from operating results that are net of capital expenditures, the net debt is impacted mainly by the payment of interests and taxes (3.7 billion US dollar), the payment for the share buybacks of AB InBev and Ambev (2.2 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (3.1 billion US dollar) and foreign exchange impact on net debt (2.8 billion US dollar increase of net debt).

Reconciliation of liabilities arising from financing activities

The table below details the changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the company’s consolidated cash flow statement from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long - term debt

Balance at 1 January 2025	70 720	1 449
Proceeds from borrowings	3 502	565
Repayments of borrowings	(3 424)	(574)
Capitalization / (payment) of lease liabilities	182	(335)
Amortized cost	34	1
Unrealized foreign exchange effects	3 269	156
Current portion of long-term debt	(2 313)	2 313
(Gain)/Loss on bond redemption and other movements	8	4
Balance at 30 June 2025	71 979	3 578

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long - term debt

Balance at 1 January 2024	74 163	3 987
Proceeds from borrowings	5 296	170
Repayments of borrowings	(2 518)	(1 824)
Capitalization / (payment) of lease liabilities	188	(360)
Amortized cost	31	1
Unrealized foreign exchange effects	(791)	(96)
Current portion of long-term debt	(358)	358
(Gain)/Loss on bond redemption and other movements	(66)	3
Balance at 30 June 2024	75 944	2 240

18.	Share-based payments

Different share-based programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev, Ambev or Budweiser APAC. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term restricted stock unit (“RSU”) plan for directors (“RSU Plan for Directors”), and the various long-term incentive plans for executives (“LTI Plan Executives”). These share-based payment programs relate to either AB InBev shares or American Depository Shares (“ADSs”) as underlying equity instruments. Except for the ones mentioned below, there were no other grants in the six-month period ended 30 June 2025. Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated. There were no significant changes to the terms and conditions of the programs disclosed in the annual consolidated financial statements for the year ended 31 December 2024.

Share-based payment transactions resulted in a total expense of 309m US dollar for the six-month period ended 30 June 2025, as compared to 315m US dollar for the six-month period ended 30 June 2024.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan for Executives

In the six-month period ended 30 June 2025, AB InBev issued 2.1m matching RSUs in relation to bonuses granted to company employees and management (30 June 2024: 1.6m matching RSUs). These matching RSUs represent a fair value of approximately 128m US dollar (30 June 2024: 94m US dollar).

RSU Plan for Directors

In the six-month period ended 30 June 2025, 0.1m RSUs with an estimated fair value of 4m US dollar were granted to directors (30 June 2024: 0.1m with an estimated fair value of 4m US dollar).

Other Recurring LTI Restricted Stock Units Plans for Executives

In the six-month period ended 30 June 2025, approximately 2.9m RSUs were granted with an estimated fair value of 77m US dollar under this plan (30 June 2024: approximately 37 thousand RSUs with an estimated fair value of less than 2m US dollar).

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

Under the 2018 Share-based compensation plan, Ambev issued 15.1m matching RSUs in the six-month period ended 30 June 2025 with an estimated fair value of 32m US dollar (30 June 2024: 6.8m matching RSUs with an estimated fair value of 17m US dollar).

BUDWEISER APAC SHARE-BASED COMPENSATION PROGRAM

Share-Based Compensation Plan

In the six-month period ended 30 June 2025, Budweiser APAC issued 9.2m matching RSUs in relation to bonuses granted to Budweiser APAC employees with an estimated fair value of 10m US dollar (30 June 2024: 8.8m matching RSUs with an estimated fair value of 14m US dollar).

19.	Risks arising from financial instruments

A)  FINANCIAL ASSETS AND LIABILITIES

Set out below is an overview of financial assets and liabilities held by the company as at the dates indicated:

	30 June 2025				31 December 2024
		At fair				At fair
		value	At fair			value	At fair
	At	through	value		At	through	value
	amortized	profit or	through		amortized	profit or	through
Million US dollar	cost	loss	OCI	Total	cost	loss	OCI	Total

Cash and cash equivalents	7 167	-	-	7 167	11 174	-	-	11 174
Trade and other receivables	5 944	-	-	5 944	4 714	-	-	4 714
Investment securities	27	205	125	357	30	221	138	389
Foreign exchange derivatives	-	33	52	85	-	23	433	457
Commodities	-	-	182	182	-	-	106	106
Cross currency interest rate swaps	-	-	103	103	-	-	249	249
Interest rate swaps	-	14	-	14	-	3	-	3
Financial assets	13 137	252	462	13 852	15 918	247	927	17 092
Non-current	439	21	148	608	382	-	399	781
Current	12 698	231	315	13 243	15 536	247	528	16 311

Trade and other payables	19 196	306	-	19 502	20 037	288	-	20 325
Non-current interest-bearing loans and borrowings	70 516	1 463	-	71 979	69 011	1 709	-	70 720
Current interest-bearing loans and borrowings	3 578	-	-	3 578	1 449	-	-	1 449
Bank overdrafts	21	-	-	21	-	-	-	-
Equity swaps	-	5 098	-	5 098	-	5 614	-	5 614
Foreign exchange derivatives	-	131	352	484	-	30	22	52
Commodities	-	-	60	60	-	-	70	70
Cross currency interest rate swaps	-	-	259	259	-	-	55	55
Interest rate swaps	-	80	-	80	-	94	-	94
Financial liabilities	93 311	7 079	671	101 061	90 497	7 735	147	98 379
Non-current	71 193	1 897	177	73 267	69 494	1 933	66	71 492
Current	22 119	5 181	495	27 795	21 003	5 802	82	26 887

B)  INTEREST RATE RISK

The table below reflects the effective interest rates of interest-bearing financial liabilities at the reporting date as well as the currency in which the debt is denominated.

30 June 2025	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
US dollar	-	-	5.5%	1 192
Other	6.1%	307	9.5%	306
		307		1 498
Fixed rate
US dollar	5.2%	42 732	5.5%	34 692
Euro	2.7%	29 283	2.7%	30 658
Chinese yuan	3.5%	38	2.7%	2 768
Canadian dollar	4.5%	581	4.4%	2 683
South Korean won	5.3%	47	2.5%	2 207
Pound sterling	3.3%	1 262	2.6%	37
Other	11.8%	1 328	11.7%	1 035
		75 272		74 081

31 December 2024[1]	Before hedging		After hedging
Interest-bearing financial liabilities	Effective	Amount	Effective	Amount
Million US dollar	interest rate		interest rate

Floating rate
US dollar	-	-	5.3%	1 792
Other	11.2%	184	11.2%	184
		184		1 975
Fixed rate
US dollar	5.1%	46 192	5.4%	36 780
Euro	2.5%	22 653	2.5%	23 530
Chinese yuan	3.2%	41	2.6%	2 921
Canadian dollar	4.5%	555	4.4%	2 657
South Korean won	4.9%	40	2.3%	2 200
Pound sterling	3.3%	1 154	2.6%	34
Other	9.9%	1 350	10.5%	2 073
		71 986		70 195

As at 30 June 2025, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 21m US dollar (31 December 2024: nil). As disclosed in the above table, 1 498m US dollar or 2.0% of the company’s interest-bearing financial liabilities bears interest at a variable rate.

C)  EQUITY PRICE RISK

AB InBev enters into equity swap derivatives to hedge the price risk on its shares in connection with its share-based payments programs, as disclosed in Note 18 Share-based Payments. AB InBev also hedges its exposure arising from shares issued in connection with the Grupo Modelo and SAB combinations (see also Note 8 Finance expense and income). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the income statement.

As at 30 June 2025, an exposure for an equivalent of 100.5 m of AB InBev shares was hedged, resulting in a total gain of 339m US dollar recognized in the income statement for the period in non-underlying finance income/(expense). As at 30 June 2025, liabilities for equity swap derivatives amounted to 5.1 billion US dollar (31 December 2024: 5.6 billion US dollar).

[1]	Amended to conform to the 2025 presentation.

D)  CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e., where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 30 June 2025 to be limited.

Exposure to credit risk

Credit risk arises from financial assets including trade and other receivables. The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized and disclosed by financial asset class in section A) Financial assets and liabilities.

The maximum exposure to credit risk at the reporting date for trade and other receivables, excluding Brazilian tax credits, tax receivables other than income tax and prepaid expenses, was as follows:

	30 June 2025			31 December 2024
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Trade receivables	5 288	(422)	4 866	4 168	(377)	3 792
Other receivables	1 144	(67)	1 077	984	(61)	923
Trade and other receivables	6 433	(489)	5 944	5 152	(438)	4 714

There was no significant concentration of credit risks with any single counterparty as of 30 June 2025 and no single customer represented more than 10% of the total revenue of the group in 2025.

Impairment losses

The allowance for impairment recognized during the period on trade and other receivables was as follows:

	30 June 2025	31 December 2024
Balance at end of previous year	(438)	(462)
Impairment losses	(28)	(56)
Derecognition	11	24
Currency translation and other	(35)	55
Balance at end of period	(489)	(438)

E)  LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

•	Debt servicing;

•	Capital expenditures;

•	Investments in companies;

•	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

•	Share buyback programs; and

•	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative liabilities:

	30 June 2025
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(72 826)	(119 917)	(5 769)	(5 304)	(9 219)	(11 924)	(87 701)
Trade and other payables	(23 201)	(23 390)	(22 128)	(270)	(107)	(364)	(523)
Lease liabilities	(2 333)	(2 590)	(666)	(618)	(419)	(429)	(458)
Secured bank loans	(19)	(24)	(6)	(5)	(5)	(9)	-
Unsecured bank loans	(196)	(196)	(196)	-	-	-	-
Unsecured other loans	(184)	(208)	(79)	(100)	(18)	(1)	(10)
Bank overdrafts	(21)	(21)	(21)	-	-	-	-
	(98 779)	(146 347)	(28 864)	(6 297)	(9 766)	(12 727)	(88 692)

Derivative financial liabilities
Equity derivatives	(5 098)	(5 098)	(5 098)	-	-	-	-
Foreign exchange derivatives	(484)	(484)	(367)	(28)	-	(89)	-
Cross currency interest rate swaps	(259)	(259)	(85)	(6)	(71)	(61)	(36)
Interest rate swaps	(80)	(80)	-	(80)	-	-	-
Commodity derivatives	(60)	(60)	(59)	(1)	-	-	-
	(5 981)	(5 981)	(5 609)	(115)	(71)	(150)	(36)

Of which: related to cash flow hedges	(432)	(432)	(399)	(3)	(24)	(1)	(5)

	31 December 2024
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Unsecured bond issues	(69 484)	(113 412)	(3 453)	(3 416)	(7 311)	(14 352)	(84 881)
Trade and other payables	(24 601)	(24 760)	(23 750)	(257)	(128)	(328)	(297)
Lease liabilities	(2 303)	(2 592)	(639)	(620)	(398)	(447)	(488)
Secured bank loans	(19)	(25)	(5)	(4)	(4)	(8)	(4)
Unsecured bank loans	(94)	(94)	(94)	-	-	-	-
Unsecured other loans	(269)	(297)	(172)	(94)	(20)	(2)	(9)
	(96 770)	(141 181)	(28 113)	(4 391)	(7 861)	(15 138)	(85 678)

Derivative financial liabilities
Equity derivatives	(5 614)	(5 614)	(5 614)	-	-	-	-
Foreign exchange derivatives	(52)	(52)	(52)	-	-	-	-
Cross currency interest rate swaps	(55)	(55)	9	9	(30)	1	(46)
Interest rate swaps	(94)	(94)	(93)	-	-	-	(1)
Commodity derivatives	(69)	(69)	(69)	-	-	-	-
	(5 885)	(5 885)	(5 818)	9	(30)	1	(47)

Of which: related to cash flow hedges	(134)	(134)	(91)	(2)	(38)	-	(4)

F)  FAIR VALUE

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized in the statement of financial position. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, lease liabilities and derivative financial instruments have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value.

Interest-bearing financial liabilities	30 June 2025		31 December 2024
Million US dollar	Carrying amount	Fair value	Carrying amount	Fair value

Fixed rate
US dollar	(42 350)	(42 824)	(45 800)	(45 558)
Euro	(28 494)	(28 075)	(21 915)	(21 605)
Pound sterling	(1 212)	(1 152)	(1 108)	(1 046)
Canadian dollar	(512)	(480)	(484)	(461)
Other	(370)	(372)	(375)	(373)
	(72 938)	(72 902)	(69 682)	(69 044)

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 30 June 2025 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Derivatives at fair value through profit and loss	-	47	-
Derivatives in a cash flow hedge relationship	23	208	-
Derivatives in a net investment hedge relationship	-	107	-
	23	361	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	306
Derivatives at fair value through profit and loss	-	5 229	-
Derivatives in a cash flow hedge relationship	40	392	-
Derivatives in a fair value hedge relationship	-	80	-
Derivatives in a net investment hedge relationship	-	239	-
	40%	5 941	306

Fair value hierarchy 31 December 2024 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	-	9	-
Derivatives at fair value through profit and loss	-	26	-
Derivatives in a cash flow hedge relationship	27	416	-
Derivatives in a net investment hedge relationship	-	345	-
	27	796	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	288
Derivatives at fair value through profit and loss	-	5 644	-
Derivatives in a cash flow hedge relationship	29	105	-
Derivatives in a fair value hedge relationship	-	94	-
Derivatives in a net investment hedge relationship	-	14	-
	29	5 857	288

There were no significant changes in the measurement and valuation techniques, or significant transfers between the levels of the financial assets and liabilities during the period. Movements in the fair value “level 3” category of financial liabilities, measured on a recurring basis, are mainly related to the settlement and remeasurement of deferred consideration from prior years acquisitions and the put option as described below.

Non-derivative financial liabilities

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A. (“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (combination of a put option and purchased call option) was put in place which may result in Ambev acquiring additional shares in CND. In July 2020, Ambev and ELJ amended the Shareholders’ Agreement to extend their partnership and change the terms and the exercise date of the call and put options. On 31 January 2024, ELJ exercised its put option to sell to Ambev approximately 12% of the shares of CND for a net consideration of 0.3 billion US dollar. The closing of the transaction resulted in Ambev’s participation in CND increasing from 85% to 97%. ELJ currently holds 3% of CND and the remaining put option is exercisable as from 2026. As at 30 June 2025, the put option on the remaining shares held by ELJ was valued at 209m US dollar (31 December 2024: 195m US dollar) and recognized as a deferred consideration on acquisitions at fair value in the “level 3” category above.

20.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

In the six-month period ended 30 June 2025, there were no significant changes in collateral and contractual commitments. The commitments to purchase property, plant and equipment increased from 257m US dollar as of 31 December 2024 to 509m US dollar as of 30 June 2025.

21.	Contingencies

The company has contingencies related to legal proceedings and tax matters arising in the normal course of its business. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev’s management cannot at this stage estimate the likely timing of resolution of these matters.

The most significant contingencies are discussed below. Amounts have been converted to US dollar at the closing rate of the respective period.

The company and its subsidiaries have insurance guarantees and letters of guarantee for certain legal proceedings, which are presented as guarantees to the court in civil, labor and tax proceedings.

AMBEV TAX MATTERS

As of 30 June 2025 and 31 December 2024, AB InBev’s material tax proceedings are related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2025	31 December 2024

Income tax and social contribution	12 783	10 525
Value-added and excise taxes	5 160	4 544
Other taxes	673	622
	18 616	15 691

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

Foreign Earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, representing tax assessments valuing approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of the time of cancellation.

In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 5.8 billion Brazilian real (1.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the First-Level Administrative Court and Lower Administrative Court. Ambev and the tax authorities both filed Special Appeals which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

In April 2023, Ambev received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment subject to the Special Appeals filed by Ambev and the tax authorities. In June 2023, Ambev filed a judicial proceeding to appeal the unfavorable portion of the decision, which awaits judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 7.5 billion Brazilian real (1.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. These matters were tried at the administrative level, with the Upper Administrative Court rendering partially favorable decisions to Ambev related to the qualified penalties and the statute of limitations for one of the calendar years under discussion. In January and June 2023, Ambev filed judicial proceedings to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions in September 2023 and the matters await judgment at the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 1.5 billion Brazilian real (0.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the First-Level Administrative Court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In February 2024, Ambev withdrew the Special Appeals and as a result, the Lower Administrative Court’s initial partially favorable decision prevailed. Ambev filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev filed a defense and in October 2023 received an unfavorable decision from the First-Level Administrative Court, which Ambev appealed to the Lower Administrative Court. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 1.0 billion Brazilian real (0.2 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Goodwill MAG

In December 2022, CRBS S.A (“CRBS”) (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense in January 2023. In November 2023, Ambev received a partially favorable decision from the First-Level Administrative Court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 0.3 billion Brazilian real (0.1 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2021 to February 2022). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be consistent with the already assessed periods.

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Upper Administrative Court in three out of four tax assessments and filed an appeal to the first-level judicial court in November 2023, which awaits judgment.

In July 2024, the Lower Administrative Court rendered a favorable decision to Ambev in one case related to the 2012 calendar year, but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and has appealed the case to the judicial court.

In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax authorities challenging the offsets of foreign tax credits for the 2019 calendar year. The company has presented its defense, which is currently awaiting judgment.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the Brazilian Federal Tax Authorities filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the First-Level Administrative Court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received (i) an unfavorable decision by the Lower Administrative Court for the case related to the 2015 tax period, for which it filed an appeal to the Upper Administrative Court; and (ii) a favorable decision for the case related to the 2017 tax period, for which the tax authorities have filed an appeal to the Upper Administrative Court. The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 18.2 billion Brazilian real (3.3 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for these periods, Ambev management believes the outcome would be consistent with the already assessed periods.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first-level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal with the Lower Administrative Court.

In February 2024, Ambev received a favorable decision, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 0.6 billion Brazilian real (0.1 billion US dollar). Arosuco has not recorded any provisions for this matter based on the probability of loss.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases Ambev obtained partially favorable decisions at the First-Level Administrative Court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the First-Level Administrative Court in these cases is subject to mandatory review by the Lower Administrative Court as well.

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision, the favorable portion of which became final, and filed an appeal to the Lower Administrative Court on the merits that awaits decision.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 29.4 billion Brazilian real (5.4 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for interest on equity effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the First-Level Administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 26 million Brazilian real (5 million US dollar). The decision was appealed by the tax authorities and is awaiting trial.

The updated assessed amount related to this uncertain tax position as of 30 June 2025, as per IFRIC 23, is approximately 3.0 billion Brazilian real (0.5 billion US dollar). Ambev has not recorded any provisions for this matter based on the probability of loss.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

ICMS VALUE ADDED TAX, EXCISE TAX (“IPI”) AND TAXES ON NET SALES

Manaus Free Trade Zone – IPI / Social contributions

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries (including Arosuco) have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses. Issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible losses. The cases are being challenged at both the administrative and judicial levels.

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco regarding the PIS/COFINS case, by a casting vote. After receiving notification of the judgment, Arosuco filed a lawsuit to have the dispute decided at the judicial level, which is pending decision.

Ambev management estimates the possible loss related to these proceedings to be approximately 7.0 billion Brazilian real (1.3 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter, which was unfavorable to Ambev, and filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount allegedly owed by Ambev in this case. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. In December 2024, the case was judged unfavorably to Ambev and is pending appeal.

Ambev management estimates the possible loss related to these assessments to be approximately 1.2 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS tax credits

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the Lower Administrative Court, which was amended by the Upper Administrative Court in favor of the tax authorities. Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the Lower Administrative Court. In one of these cases, Ambev received an unfavorable decision from the Lower Administrative Court, which is not final and has been appealed to the Upper Administrative Court.

Ambev management estimates the possible losses related to these assessments to be approximately 0.9 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

In February 2025, the STF rendered its judgment on a separate constitutional case, Extraordinary Appeal No. 882,461 (“Theme 816”), which in part established a 20% limit for late fines. This limit established by Theme 816 applies to certain of Ambev’s cases relating to these tax assessments, resulting in a reclassification of remote loss for a portion of the assessed amount totalling 0.8 billion Brazilian real (0.1 billion US dollar).

Ambev management estimates the total possible loss related to this issue to be approximately 11.3 billion Brazilian real (2.1 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

ICMS-PRODEPE

In 2015, in relation to the ICMS tax incentive program of the State of Pernambuco (PRODEPE), Ambev received tax assessments from the state regarding alleged differences in the ICMS tax collected relating to the rectification of errors in a handful of ancillary obligations included in Ambev’s tax filing. In 2017, Ambev received a final favorable decision recognizing the tax assessments were null due to formal errors. In September 2018, Ambev received a new tax assessment relating to the same ICMS differences. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev appealed to the judicial level in March 2024 where it awaits judgement.

Ambev management estimates the total possible loss related to this issue to be approximately 1.0 billion Brazilian real (0.2 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

SOCIAL CONTRIBUTIONS

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Most of the cases were cancelled at the administrative level with one case being tried at the judicial level. Following an unfavorable decision to Ambev at the first-level judicial court, the case is now pending decision by the second-level judicial court.

Ambev management estimates the possible loss related to these assessments to be approximately 0.6 billion Brazilian real (0.1 billion US dollar) as of 30 June 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

AB INBEV’S TANZANIAN TAX MATTERS

Tanzania Breweries Limited (“TBL”), a subsidiary of AB InBev in Tanzania, received a tax assessment for 850 billion Tanzanian shillings (0.3 billion US dollar) related to income tax on the alleged capital gain derived from the change in underlying ownership of TBL which the Tanzania Revenue Authority claims was more than 50% following the 2016 combination of SAB and AB InBev. TBL filed an appeal to the Tax Revenue Appeals Board with a hearing date initially scheduled for June 2025, which has been postponed to facilitate settlement discussions. No related provision has been made based on the probability of loss.

AB INBEV’S SOUTH AFRICAN TAX MATTERS

The South African Revenue Service (“SARS”) conducted an audit of AB InBev’s South African subsidiary, the South African Breweries (Pty) Ltd. (“SAB”), in relation to the 2017 repurchase of SAB’s equity stake in Coca-Cola Beverages Africa (Pty) Ltd (“CCBA”), the Coca-Cola bottling business in Africa, by CCBA and the related subscription for shares in CCBA by subsidiaries of The Coca-Cola Company (“TCCC”). The assessment from SARS claimed that SAB owed 6.4 billion South African Rand (0.4 billion US dollar) in taxes plus penalties and interest, which as at the time of assessment totalled 17.7 billion Rand (1.0 billion US dollar). The repurchase transaction also included an indemnity for certain tax liabilities of CCBA. CCBA notified SAB that CCBA had received an assessment from SARS for 8.9 billion Rand (0.5 billion US dollar). Both of these assessments were contested. Both disputes have been resolved and SAB has paid 4.5 billion South African Rand (0.3 billion US dollar) in respect of these South African tax matters to SARS as of 30 June 2025.

AB INBEV’S PERUVIAN TAX MATTERS

AB InBev’s Peruvian majority owned subsidiaries, Union de Cervecerias Peruanas Backus & Johnston (“Backus”) and Cerveceria San Juan S.A (“San Juan”), challenged the amount of excise tax paid to the Peru tax authority (SUNAT) for the years 2014 to 2019. SUNAT initiated tax audits for the periods involved, rejected the refund claims and assessed further excise taxes for the period of 2017 to 2019. If Backus and San Juan are successful, no excise tax would ultimately be payable and the claim could result in the refund of approximately 3.0 billion Peruvian sol (0.8 billion US dollar). If unsuccessful, management estimates the possible loss to be approximately 2.1 billion Peruvian sol (0.6 billion US dollar). Backus and San Juan have pre-paid a portion of the amounts assessed (0.5 billion Peruvian sol (0.1 billion US dollar)), pending outcome of the challenge and any appeal(s). In November 2024, Backus and its main UK shareholder submitted an arbitration request to the International Centre for Settlement of Investment Disputes (ICSID), against Peru, claiming that the tax assessments violated international law. In June 2025, the arbitral tribunal issued a provisional measure pursuant to which Backus, San Juan, and AB InBev Southern Investment Ltd shall not be required to make any further payments until the tribunal has issued its final decision. No related provision for this matter has been made based on the probability of loss.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities contacted the companies that had benefitted from the system and advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission’s decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission appealed the judgment to the European Court of Justice. The public hearing in the framework of the appeal proceedings took place on 24 September 2020 and AB InBev was heard as an intervening party.

On 3 December 2020, the Advocate General (AG) of the European Court of Justice presented her non-binding opinion on the appeal procedure related to the 11 January 2016 opening decision, stating that, contrary to the 14 February 2019 judgment of the European General Court, the Belgian excess profit ruling system would fulfil the legal requirements for an “aid scheme”. In the initial European General Court judgment, the court limited itself to finding the Belgian excess profit rulings were not an “aid scheme”, but did not consider whether they constituted State aid. Consequently, the AG advised the European Court of Justice to refer the case back to the European General Court to review whether the Belgian excess profit rulings constitute State aid. On 16 September 2021, the European Court of Justice agreed with the AG and concluded that the excess profit ruling system constitutes an aid scheme and set aside the judgment of the European General Court. The case was referred back to the European General Court to decide whether the Belgian excess profit ruling system constitutes illegal State aid as well as the other remaining open issues in the appeal. On 20 September 2023, the European General Court upheld the European Commission’s decision. That judgment has been appealed by AB InBev and other parties to the European Court of Justice.

Following the initial annulment of the European Commission’s decision by the European General Court in 2019, the European Commission opened new state aid investigations into the individual Belgian tax rulings, including the one issued to AB InBev in September 2019, to remedy the concerns that had led to the annulment. These investigations relate to the same rulings that were the subject of the European Commission’s decision issued on 11 January 2016. AB InBev has filed its observations in respect of the opening decisions with the European Commission. On 28 October 2021, the European Commission stayed the new state aid investigations into the individual Belgian tax rulings pending final resolution of the case.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. AB InBev has filed a court claim against such decision before the Brussels court of first instance which ruled in favor of AB InBev on 21 June 2019, and again on 9 July 2021 for subsequent years. The Belgian tax authorities appealed both judgments. On 11 June 2025, the Brussels Court of Appeal rendered a judgement in favor of AB InBev for calendar years 2011 and 2012, which is subject to further appeal by the Belgian tax authorities.

In January 2019, AB InBev deposited 68 million euro (80 million US dollar) in a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court cases, this amount will either be slightly modified, released back to the company or paid over to the Belgian State. In connection with the European Court procedures, AB InBev recognized a provision of 68 million euro (80 million US dollar) in 2020.

SOUTH KOREAN TAX MATTERS

During the year ended 31 December 2023, Oriental Brewery Co., Ltd. (“OB”) in South Korea recorded a 66 million non-underlying charge relating to a customs audit claim, which is being contested. In the second quarter of 2025, one of OB’s employees was indicted in South Korea for embezzlement from OB and commercial bribery, and for alleged customs tax evasion related to the importation of malt covered in the 2023 customs duties audit claim. OB, OB’s subsidiary ZX Ventures, OB’s head of logistics and OB’s chief executive officer were also indicted as joint defendants for the allegation of customs tax evasion. OB and the joint defendants are defending against the customs tax evasion charges. The potential penalty exposure is not expected to be material to AB InBev.

CERBUCO BREWING ARBITRATION

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration relating to quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit filed by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev’s ability to continue consolidating Bucanero into its financial statements under IFRS 10.

PROPOSED CLASS ACTION IN QUEBEC

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

22.	Related parties

As a result of the sale of our share in associate Ghost Beverages LLC in December 2024, the company’s gross profit for transactions with associates decreased from 145m US dollar for the six-month period ended 30 June 2024 to (11)m US dollar for the six-month period ended 30 June 2025.

There are no other material changes in the company’s related party transactions during the six-month period ended 30 June 2025 as compared to 31 December 2024.

23.	Events after the reporting date

None